UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K dated March 26, 2021
Commission File Number 1-14846
AngloGold Ashanti Limited
(Name of registrant)
76 Rahima Moosa Street
Newtown, 2001
(P.O. Box 62117, Marshalltown, 2107)
South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-FX
Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes
No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes
No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes
No X

Enclosure: Press release
ANGLOGOLD ASHANTI LIMITED – SUSTAINABILITY REPORT FOR THE
YEAR ENDED DECEMBER 31, 2020

S U S T A I N A B I L I T Y
R E P O R T
<SR>
2020

CONTENTS
SECTION 1 :
OVERVIEW
SECTION 2 :
LEADERSHIP MESSAGES
SECTION 3 :
STRATEGY
SECTION 4 :
MATERIAL ISSUES
SECTION 5 :
REPORT ASSURANCE
3
Who we are –
corporate proﬁle
5
Our enduring legacy in
South Africa
6
In memoriam
7
Our performance in 2020
8
2020 Case studies
9
About this report
10
Selecting our content
12
External charters
13
From the Chair of
SES Committee
15
From the desk of the
interim CEO
17
Our sustainability journey
18
Enhancing sustainability
performance
20
Stakeholder engagement
21
Governance and
approach
23
COVID-19 response
Social
26
Employee and
community health
28
Employee safety
32
Contributing to resilient,
self-sustaining communities
37
Integrated talent management
44
Security
Environment
46
Environmental stewardship
50
Water
52
Climate change and
energy use
54
Tailings management
Cross-cutting
55
Human Rights
59
Artisanal and small-
scale mining
60
Integrated closure
Governance
62
Business sustainability
and growth
63
Navigating regulatory
and political risks
68
Independent Assurance
Report
Data relating to our sustainability performance
can be downloaded from our online report
http://www.aga-reports.com/20/download/AGA-
SR20-workbook.xls
VALUES
Safety is our
ﬁrst value.
We treat each
other with dignity
and respect.
We are accountable for our
actions and undertake to deliver
on our commitments.
We want the communities and
societies in which we operate to
be better off for AngloGold Ashanti
having been there.
We value
diversity.
We respect
the environment.
AngloGold Ashanti’s 2020
suite of reports comprises:
<IR>
Integrated Report
<NOM>
Notice of Annual General
Meeting and Summarised
Financial Information
(Notice of Meeting)
<SR>
Sustainability Report
<R&R>
Mineral Resource and
Ore Reserve Report
<AFS>
Annual Financial
Statements
<WWW>
Reporting website
TO BE THE
LEADING
MINING COMPANY
VISION
MISSION
To create value for our shareholders, our employees and our business, and social partners through safely and responsibly exploring, mining and marketing our products. Our primary focus is gold, but we will pursue value creating opportunities in other minerals where we can leverage our existing assets, skills and experience to enhance the delivery of value.
EY has assured selected
sustainability information in this
report. Throughout the report, this
data is marked with the symbols
or
to denote reasonable and
limited assurance.
2
AngloGold Ashanti Limited <SR> 2020
>
Overview / Leadership messages / Strategy / Material issues / Report assurance

WHO WE ARE – CORPORATE PROFILE
■
North America
■
South Africa
■
United Kingdom
■
Europe
■
Asia
■
Rest of the world and other
Geographic
shareholdings
(%)
38
32
14
5
4
7
Ghana – Obuasi
AngloGold Ashanti at a glance
•
Third-largest gold producer globally and the
largest on the African continent, producing
3.047Moz of gold and employing an average of
36,952 people (including contractors) in 2020
•
Responsible gold miner, in partnerships with
host communities and governments – we aim
to create value for all our stakeholders over
the long term
•
Listed on the Johannesburg, New York,
Australian and Ghana stock exchanges
•
A geographically diverse shareholder
base includes the world’s largest ﬁnancial
institutions
•
Market capitalisation of $9.4bn as at
31 December 2020
•
Included in the JSE Top 40 Index, the S&P
Global CSA, the FTSE/JSE Responsible
Investment Index Series (the FTSE4Good
Index), the Responsible Mining Index and the
Bloomberg 2021 Gender-Equality Index
AngloGold Ashanti Limited (AngloGold Ashanti), with its head office in South Africa, is an independent, global gold mining company with a diverse, high-quality portfolio of operations, projects and exploration activities across nine countries on four continents. While gold is our principal product, we also produce silver (Argentina) and sulphuric acid (Brazil) as by-
products. In Colombia, feasibility studies are currently underway at two of our projects, one of which will produce both gold and copper.
STREAMLINED
portfolio
STRONGEST
balance sheet in a decade
RAMP UP
at Obuasi continues
UNLOCKING
VALUE
in Colombia
3
AngloGold Ashanti Limited <SR> 2020
>
Overview / Leadership messages / Strategy / Material issues / Report assurance

WHO WE ARE – CORPORATE PROFILE
continued
Legend
Operations
Projects
Greenﬁelds exploration
OUR FOOTPRINT
AMERICAS
1 Argentina
Cerro Vanguardia (92.5%)
2 Brazil
Serra Grande
AGA Mineração
3 Colombia
Gramalote (50%)
La Colosa
Quebradona
(1)
CONTINENTAL AFRICA
4 Guinea
Siguiri (85%)
5 Ghana
Iduapriem
Obuasi
6 Democratic Republic of the Congo (DRC)
Kibali (45%)
7 Tanzania
Geita
AUSTRALIA
8 Australia
Sunrise Dam
Tropicana (70%)
Our operations and projects are grouped regionally as follows:
2
3
1
7
6
5
4
8
4
CONTINENTS
10
OPERATIONS
3*
JOINT VENTURE
PARTNERS
3
PROJECTS
Note: Percentages indicate the ownership interest held
by AngloGold Ashanti. All operations are 100%-owned
unless otherwise indicated
(1)
Change in ownership to 100% as B2Gold's
shareholding was converted to a share of proﬁts.
Will be a copper mine producing gold and silver
as by-products
*
B2Gold at Gramalote; Barrick at Kibali and
Independence Gold at Tropicana
102-45
4
>
Overview / Leadership messages / Strategy / Material issues / Report assurance
AngloGold Ashanti Limited
<SR> 2020

to resilient communities
In October 2020, our South African
operations transitioned to a new future with
Harmony Gold. Founded in 1998, with roots
reaching back to the development of South
Africa’s goldfields, AngloGold Ashanti’s
operations have contributed significantly to
South Africa’s socio-economic development
and its people over the past two decades.
The Company has changed in many ways
over its life, however it has consistently held
the same values. While AngloGold Ashanti
will no longer be operating mines in South
Africa, the Company has carefully considered
how its legacy can endure, making a positive
contribution to resilient communities of former
host and labour sending areas.
• Our legacy will provide education: through
the Educational Scholarship Fund we will
provide ﬁnancial aid to the eligible children
of former employees at the South African
operations. We will focus on underprivileged
schools in communities surrounding the
operations and areas from which employees
were drawn in the Southern African
Development Community (SADC) region.
•
Our legacy will support and preserve
mining history and heritage: through the
development of a web application the youth
of Merafong, Matlosana and surrounding
the areas will be encouraged to honour their
heritage and construct their own narratives.
They will be empowered to participate in
decisions about their future and to create
meaningful and satisfying livelihoods. This
project will see the promotion of the fourth
Industrial Revolution in local schools,
where they will create a digital archive of
stories. A mine integration centre will be
developed, offering a visual representation of
our collective history.
•
Our legacy will enable collaboration
on economic development for former
mineworker host communities in the Eastern
Cape. We are planning initiatives to contribute
towards rural development and deliver
meaningful household income and food
security. This agronomy and animal healthcare
initiative seeks to create access to commercial
markets for community farmers and improve
community livestock yields to unlock economic
value. This vision is envisaged to be fulﬁlled
through focused collaboration and strategic
partnerships to ensure long-term sustainability
of the project.
Reﬂecting on our
South African heritage
1998:
AngloGold was born out
of Anglo American’s South
African gold and uranium division, and the
gold interests Anglo American held in Namibia,
Brazil, Argentina and the United States. From
the outset, AngloGold was an independently
managed Company, although Anglo American
retained an initial 51% holding which it sold off
over the following decade.
1998:
AngloGold was a forerunner
in the establishment of black
economic empowerment in the industry through
a series of transactions with African Rainbow
Minerals, now one of the country’s most
successful black-owned mining companies.
2002:
AngloGold became the ﬁrst
Company in South Africa to
offer HIV treatment and anti-retroviral therapy to
employees, saving many lives.
2004:
AngloGold Ashanti rose from
the business combination
with Ashanti Goldﬁelds Corporation. This
transaction brought the Ashanti mines in
Ghana, Guinea and Tanzania, bringing the
remaining 50% of the Geita Gold Mine into the
broader group.
2006:
AngloGold Ashanti was the
ﬁrst South African Company
to implement a broad-based employee share
ownership plan (ESOP), called the Bokamoso
Trust. This helped the Company achieve the
Mining Charter’s ownership requirements aimed
at driving transformation in the industry.
OUR ENDURING LEGACY IN SOUTH AFRICA
CONTRIBUTING TO
RESILIENT COMMUNITIES
MAKING A POSITIVE
CONTRIBUTION
CASE STUDY:
Paying tribute to
the people of AngloGold Ashanti
https://youtu.be/jgAN49P40FQ
>
Overview / Leadership messages / Strategy / Material issues / Report assurance
AngloGold Ashanti Limited <SR> 2020
5

It is with deep regret that we report the loss
of six colleagues in 2020. We extend our
condolences to the families and friends of
our colleagues who passed away.
Safety is our ﬁrst priority – always. We
recommit to remaining vigilant and working to
ensure employees return safely to their families
every day.
We are revitalising our safety strategy in 2021.
Read more on page 28.
IN MEMORIAM
IN MEMORIAM
Mr. Justice Cudjoe
(08 July 2020)
Light Vehicle related incident,
Obuasi Mine (Ghana)
Mr. Xolani Ngqwemese
(05 March 2020)
Seismic fall of ground related incident,
Mponeng Mine (South Africa)
Mr. Thabo Reuben Rakometsi
(16 March 2020)
Rail bound equipment related incident,
Mponeng (South Africa)
Mr. Justice Obeng Sarkodie
(10 June 2020)
Heavy Mobile Equipment related incident,
Obuasi Mine (Ghana)
Mr. Mokhethe Johannes Radebe
(05 March 2020)
Seismic fall of ground related incident,
Mponeng Mine (South Africa)
Mr. Luca Maapea
(05 March 2020)
Seismic fall of ground related incident,
Mponeng Mine (South Africa)
WE HONOUR
AND WE REMEMBER
Safety is our
ﬁrst value.
6
AngloGold Ashanti Limited <SR> 2020
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Overview / Leadership messages / Strategy / Material issues / Report assurance

OUR PERFORMANCE IN 2020
Economic value generated 2020 ($m)
2020
2019
Gold sales and by-product income
(1)
4,836
4,080
Interest received
30
20
Royalties received
–
3
Proﬁt from sale of assets
2
1
Income from investments
261
139
Other Income
5
16
Total
5,134
4,259
Economic value distributed
(2)
($m)
2020
2019 Contributing to the SDGs
Employees
508
591
Salaries and wages
497
579
Training and development
11
12
Government
1,055
736
Current taxation
(3)
562
298
Royalties
(4)
175
131
Employee taxes
(4)
209
221
Production, property and other taxes
(4)
109
86
Community
(5)
22
26
Suppliers and services
(6)
1,664
1,755
Providers of capital
221
208
Finance costs and unwinding
183
181
Dividends
38
27
Total
3,470
3,316
*  Refer to page 68 for further explanation
(1)
Gold income increased by 19% due to a higher gold price received for the year 2020
(2)
Economic distribution providing human, ﬁnancial, social, natural and manufactured capital, guided by business objectives and material issues identiﬁed through the operating process to ensure sustainable long-term value retention for stakeholders, underpinned by our key behavioural programme operational excellence, implemented at every step of the business from exploration through the entire chain to divestment / disposal
(3)
Current taxation includes normal taxation and withholding taxation on dividends paid per jurisdiction in which the group operates
(4)
Employee, production, property and other taxes and royalties are reported on a cash basis and exclude equity accounted joint ventures
(5)
Community and social investments exclude expenditure by equity accounted joint ventures
(6)
Suppliers and services excludes capital expenditure
PEOPLE
Sustainability highlights
HEALTH
AND SAFETY
ENVIRONMENT
LOCAL SPEND
EMPLOYEES
HUMAN RIGHTS
average number
of employees
of spend on local suppliers
paid to employees as salaries and wages
28% reduction year-
on-year in the all injury
frequency rate (AIFR)*
47% reduction year-on-
year in all occupational
disease frequency rate
(AOFDR)*
Lowering emissions: 48% reduction in
absolute carbon emissions since 2007
Environment Incident rate of 1.51 per
million tonnes mined
human rights
violations
recorded
spent on training
and development
36,952
82% proportion
$497 million
$11 million
How we
create
and share
VALUE
0
7
AngloGold Ashanti Limited <SR> 2020
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Overview / Leadership messages / Strategy / Material issues / Report assurance

Employee and community
health:
Health work goes
beyond the mine fence
AngloGold Ashanti’s ﬁrst value is protecting
the health and safety of its employees. We
know that health risk is broader than the
workplace and a signiﬁcant proportion of
determinants of health lie beyond the mine
fence. Vice President: Group Health, Dr Bafedile
Chauke-Moagi outlines AngloGold Ashanti’s
responsibility to protecting public health.
COVID-19 response:
Supporting employees and
communities in Brazil
Making sure work environments are safe for
employees in the face of COVID-19 is just
one aspect of AngloGold Ashanti’s response
to the pandemic. This video also outlines the
humanitarian support provided in an effort to
ﬁght COVID-19.
Employee safety:
Autonomous drill improves
safety at Tropicana
The world around us is constantly changing. With
current technology we are able to implement
solutions to keep our employees out of harm’s
way and improve efﬁciencies. In 2020, AngloGold
Ashanti rolled out a $6 million autonomous
drill ﬂeet at Tropicana mine in Australia. It’s
an industry ﬁrst for hard rock mining and is
making working practices safer and increasing
operating efﬁciencies.
Contributing to
resilient, self-sustaining
communities:
AngloGold
Ashanti’s enduring legacy in
South Africa
In 2020, AngloGold Ashanti’s South African
operations transitioned to a new future with
Harmony Gold. These videos pay tribute to
and honour the people who formed the heart
of this organisation.
2020 CASE STUDIES
OUR
STORIES
These video case studies demonstrate AngloGold Ashanti’s commitment to creating value for our stakeholders. They focus in on the work done across our operations to address our most material issues.
Additional case studies can be found online here:
http://www.aga-reports.com/20/sr#stories
H o w d o e s A n g l o G o l d a p p r o a c h i t ’ s
RESPONSIBILITY
TO PUBLIC HEALTH
COMMITMENTS
i n t h e c o m m u n i t i e s i n w h i c h
i t o p e r a t e s ?
?
ANGLOGOLD ASHANTI BRAZIL
SUPPORTING
COMMUNITIES
DURING COVID-19
<SR>
2020
I t ’s a n
INDUSTRY
FIRST
f o r h a r d r o c k
m i n i n g u s i n g
h a m m e r
i n s t e a d o f t h e
t r a d i t i o n a l
r o t a r y c o n c e p t
f o r b l a s t h o l e
d r i l l i n g.
OUR LEGACY
CONTINUES,
W h i l e A n g l o G o l d A s h a n t i w i l l n o l o n g e r
b e o p e r a t i n g i n S o u t h A f r i c a n ,
m a k i n g a p o s i t i v e c o n t r i b u t i o n s t o
s u s t a i n i n g r e s i l i e n t c o m m u n i t i e s .
http://www.aga-reports.com/20/sr/stories/health-
beyond-the-mine
http://www.aga-reports.com/20/sr/stories/tropicana-
automation
http://www.aga-reports.com/20/sr/stories/brazil-covid
http://www.aga-reports.com/20/sr/stories/sa-legacy
8
AngloGold Ashanti Limited <SR> 2020
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Overview / Leadership messages / Strategy / Material issues / Report assurance

This report provides a comprehensive
overview of our sustainability performance
in 2020 from operations within our
reporting boundary.
In setting our reporting boundary, we have
considered impacts which result both from
operations within AngloGold Ashanti and its
associated companies, as well as from outside
the organisation. While we seek to establish
a consistent boundary for reporting across all
our sustainability metrics, we also report on
developments, impacts and data outside our
reporting boundary where these are material to
the business and our sustainability performance.
We know that our stakeholders are more
concerned than ever about our short and
long-term sustainability performance. This
includes our providers of capital, our employees,
the communities in which we operate and
governments and regulators within whose
jurisdictions we operate. Key data illustrates
our performance against our material issues,
and where possible we present data for ﬁve
years to show trends and to emphasise that
our sustainability performance is built over time
and not just a 12-month period. Our 2020 data
includes nine months data for South Africa (sold
30 September 2020) and twelve months data
for Mali (sold 30 December 2020) operations,
respectively, following the sale of those assets.
Employee safety performance disclosures are
reported this year in disaggregated format for
the continuing operations vs the discontinued
operations (for the disposed of South Africa
and Mali operations). Refer to page 68 for these
disclosures. Selected data is represented within
this PDF and a full excel datasheet is available on
www.aga-reports.com/20/SR.
102-49
Our case studies and stories further demonstrate
and bring to life our performance and are
available online at www.aga-reports.com/20/SR.
This report has been prepared in accordance
with the Global Reporting Initiative (GRI)
Standards: Core option. These standards are the
benchmark for sustainability reporting globally
and an important measure of our progress.
Ernst & Young (EY) has provided assurance
on selected information and key performance
indicators. Their full assurance statement can be
viewed on page 69.
102-54
This year, we also started mapping our content
against Sustainability Accounting Standards Board
(SASB). SASB sets standards to identify, measure,
and manage the subset of environmental, social
and governance (ESG) topics that most directly
impact long-term value creation.
Both the GRI and SASB indices can be found
online at
www.aga-reports.com/20/SR/compliance
.
102-55
AngloGold Ashanti is a signatory of the United
Nations Global Compact (UNGC) and this report
serves as the 2020 Communication on Progress
(COP). It is also aligned with the Sustainable
Development Framework of the International
Council on Mining and Metals (ICMM), of which
AngloGold Ashanti is a member.
The section on External Charters provides
additional detail of compliance with other
frameworks, including voluntary memberships.
ABOUT THIS REPORT
Deﬁnitions
Reporting boundary:
102-46
In the context of this report, outside of the
organisation refers to our suppliers and joint
ventures, where we may not own the assets
or directly engage or employ the workforce,
and where we do not operate the asset
under a contractual obligation. Within the
organisation refers to all operations and entities
in which the group has a controlling interest and
which are under our management, in terms of
ownership or a contractual obligation. We do
not report on non-ﬁnancial information for Kibali
Mine in the Democratic Republic of the Congo
(DRC), which is managed and operated by our
joint venture partner Barrick Gold Corporation.
Control:
By control we mean we own the assets,
engage or employ the workforce and manage
the operations.
Signiﬁcant inﬂuence:
By signiﬁcant inﬂuence we mean we operate
the asset as an owner or under a contractual
obligation to the owners.
Reporting:
Information is consolidated and reported as
AngloGold Ashanti results for assets under
our control. For assets where we have a
signiﬁcant inﬂuence, we may choose to report
information externally if it is of speciﬁc interest
and applicable agreements allow.
We invite you to engage with our 2020 Sustainability Report and welcome your feedback.
If you have any queries, please contact
Sustainability@AngloGoldAshanti.com
Tanzania – Geita
102-53
Disclaimer
All photographs depicted showing employees and/
or community members in this report were taken
prior to the onset of the COVID-19 pandemic
and do not reﬂect AngloGold Ashanti’s standard
operating procedure that was implemented as a
result of the pandemic.
9
AngloGold Ashanti Limited <SR> 2020
>
Overview / Leadership messages / Strategy / Material issues / Report assurance

Our Sustainability Report 2020 presents
our approach to sustainability and
our performance across all operating
jurisdictions for the reporting period
1 January 2020 to 31 December 2020.
It is structured around a set of material
issues that are determined through an
annual materiality assessment.
The process of selecting material issues
is guided by the International Integrated
Reporting Council (IIRC), SASB, GRI Standards
and the Accountability AA1000 Stakeholder
Engagement Standard.
Given the challenges the organisation faced
in 2020, the Company took the opportunity
to rethink the way in which the materiality
assessment survey was conducted and
broadened the scope to re-examine the topics
considered to materially impact our ability to
create and share value. Our approach for 2020
included a three-step assessment process,
review of the outcomes, validation by the
AngloGold Ashanti senior leadership and ﬁnal
approval by the board’s Social, Ethics and
Sustainability (SES) Committee.
The revised materiality assessment
followed a three-step process:
1
A desktop study involving a review
of AngloGold Ashanti’s internal
documentation and the group’s enterprise
risk register, as well as documentation from
NGOs and lobby groups, oversight and
interest bodies and media reports (including of
community issues). This research component
of the materiality assessment was conducted
with the intention of providing a comprehensive
picture of issues raised across the different
stakeholder groups and utilised relevant
analysis tools and metrics including the PESTLE
analysis, Sustainable Development Goals
(SDGs), Economic, Environmental Social and
Governance (EESGs) and SASB.
2
Obtaining stakeholder feedback
followed. An internal online survey
issued to the SES Committee, the
group’s Executive Committee, Regional Senior
Vice Presidents and Vice Presidents, General
Managers, discipline leads and sustainability
specialists across the business to evaluate
issues raised at group and operational levels.
The survey consisted of questions designed
to distinguish between risk and materiality
and to identify issues impacting AngloGold
Ashanti’s ability to create value. In addition,
the survey included identiﬁcation of emerging
issues that may have material impact on
the Company.
One-on-one interviews were held with external
stakeholders on their views on the Company’s
current reporting and what issues are considered
to be material. The stakeholder group interviews
conducted by an independent third party,
included investors, governments, media, NGOs/
community and industry bodies.
SELECTING OUR REPORT CONTENT
102-46
102-50
102-51
102-52
3
Using insight from each of these steps,
a set of potential material issues was
plotted on a materiality matrix and
mapped according to their impact on the
ability of the Company to create value for
stakeholders. The resultant materiality matrix
map was further reviewed during a workshop
with the multi-disciplinary corporate leads to
establish whether the material issues identiﬁed
from the process represented a balanced and
comprehensive view of the critical areas of
concern for the business and its stakeholders
and, to determine whether any additional
issues, which should have been included, had
been omitted. The material issues were then
agreed upon and ranked using an online voting
system to ensure individual voices had equal
inﬂuence in the process. The top issues were
identiﬁed and a decision was taken to rephrase
some of the issues for reporting purposes. The
proposed material issues from the workshop
were validated by the senior leadership of
AngloGold Ashanti and approved by the board’s
SES Committee.
“ This process enables the Company to direct its efforts
at creating social and financial value.”
Materiality process
Research,
analysis and
benchmarking
Stakeholder
feedback
Materiality
workshop
Outcomes and
material issues
approval by SES
Committee
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AngloGold Ashanti Limited
<SR> 2020
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Overview / Leadership messages / Strategy / Material issues / Report assurance

SELECTING OUR REPORT CONTENT
continued
102-47
Our materiality matrix
3
4
5
6
7
8
9
10
Most
important
Most important
Least
important
Signiﬁcance to stakeholders
Impact on Company’s ability to create value
4
5
6
7
8
9
10
Environment Social Economic Cross-cutting Governance
Human rights
Epidemics
Tailings management
Water management
Rehabilitation
and biodiversity
Political
instability
and interference
Security
and crime
Commodity market
Corruption, ethics and
conﬂict of interest
Sustainability and growth
Closures and legacies
Artisanal and illegal mining
Innovation
Diversity and inclusion
Inclusive procurement
Talent management
Supply chain governance
Cultural heritage and indigenous people’s rights
Climate change
and energy use
Building
thriving
communities
Preventing
fatalities, accidents
and injuries
Employee and
community
health
We recognise that many of these issues are interrelated and have far wider impact across all categories. However, for the purposes of this report, we have grouped them as above.
2020
MATERIAL ISSUES
Social
•
Employee and
community health
•
Employee safety
•
Contributing to
resilient, self-sustaining
communities (including
inclusive procurement)
•
Integrated talent
management
•
Security
Cross-cutting
•
Human Rights
•
Artisanal and
small-scale mining
•
Integrated closure
(including environmental,
economic and social
considerations)
Environment
•
Water
•
Climate change
and energy use
•
Tailings management
Governance
•
Business sustainability
and growth
•
Navigating through
regulatory and
political risks
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AngloGold Ashanti Limited <SR> 2020
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EXTERNAL CHARTERS AND SUSTAINABILITY INDICES
Mining Industry
•
International Council on Mining and Metals
(https://www.icmm.com/)
•
Extractive Industries
Transparency Initiative
(https://eiti.org/)
•
World Gold Council Conﬂict-Free
Gold Standard (https://www.gold.org/about-
gold/gold-supply/responsible-gold/conﬂict-
free-gold-standard)
•
International Cyanide Management
Code for the gold mining Industry
(https://www.cyanidecode.org/)
•
Responsible Gold Mining Principles
(https://www.gold.org/download/ﬁle/14254/
Responsible-Gold-Mining-Principles-en.pdf)
Global Initiatives
•
Global Reporting Initiative
(https://www.globalreporting.org/)
•
World Economic Forum
(https://www.weforum.org/)
•
Voluntary Principles on Security and Human
Rights
(https://www.voluntaryprinciples.org/)
•
United Nations Global Compact
(https://www.unglobalcompact.org/)
•
Sustainability Accounting Standard Board
(https://www.sasb.org/)
Other Frameworks
•
African Union Agenda 2063
(https://au.int/en/agenda2063/overview)
Sustainability indices
AngloGold Ashanti engages with various indices
which rate our sustainability performance, and
these include:
•
FTSE Russell ESG rating and FTSE4Good
Index Series (https://www.ftserussell.com/
products/indices/esg)
•
Responsible Mining Index
(https://2020.responsibleminingindex.org/en)
•
Bloomberg Gender-Equality Index
(https://www.bloomberg.com/gei/)
Australia – Tropicana
AngloGold Ashanti strives to adhere to legislative and regulatory requirements, and to report consistent with several external and voluntary principles and standards. Our participation in industry initiatives, in which we often take a leadership role, enables us to inform and influence global standards and practices, as well as gain insight into emerging expectations, issues and risks. Some of the more notable ones in which we participate include:
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AngloGold Ashanti Limited <SR> 2020
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As the new Chair of AngloGold Ashanti’s SES
Committee, I am reassured by the Company’s
evolution and maturity of sustainability
reporting, and that its values underpin
sustainable development across the various
jurisdictions in which we operate.
COVID-19 has been a game changer for
countries and companies all over the world,
and certainly so for the countries in which we
operate, and for our Company. I am particularly
pleased at the way in which AngloGold Ashanti
has risen to the signiﬁcant challenges that
the pandemic has brought, to our operations,
our employees and their families and our
communities. We have done so in such a way
that has strengthened our cooperation within
the countries in which we operate and ensured
the resilience of our operations and people in
the time to come.
The pandemic has re-shaped corporate
sustainability agendas. But, more than that,
it has demonstrated that companies that
are actively concerned with environmental,
social and governance (ESG) issues – ranging
from how companies treat their employees
and the impact of climate change, to the
integrity and sustainability of supply chains
and the resilience and sustainability of host
communities – will outperform those that do
not. This is no coincidence: Governments and
investors alike are alive to the fact that ESG
should be an integral part of any company’s
strategy. And when that company is resource
intensive such as a mining company, when its
very being in a single location has a deﬁned
time limit, and when it operates in regions
which are often remote and under-serviced in
fundamental services, then that responsibility
is ampliﬁed.
This 2020 Sustainability Report will
demonstrate the way in which AngloGold
Ashanti strives to meet its statutory obligations,
and our long-held commitments to uphold our
values, and to long-term value creation.
Governance and transparency
As someone particularly committed to the
promotion of governance and transparency, I
am assured by the checks and balances that
AngloGold Ashanti has in place. It will be my
role as SES Committee Chair to ensure these
standards are maintained and improved upon
where necessary, in line with everchanging
political environments and regulatory frameworks.
The SES Committee, working in concert with
other sub-committees of the board of directors,
monitors compliance with codes and principles
we subscribe to, including the UN Global
Compact, the Extractive Industries Transparency
Initiative (EITI), the Voluntary Principles on
Security and Human Rights (VPSHR) and others,
insisting on good governance.
AngloGold Ashanti’s policies and codes of practice
cover a wide array of areas, including measures
to prevent any impropriety in our own ﬁnancial
remittances from our operating countries, and
others aimed at advancing local procurement and
acquisition and the development of local talent
in the countries in which we operate.

FROM THE CHAIR OF THE SES COMMITTEE
“ The COVID-19 pandemic
has re-shaped corporate
sustainability agendas.”
RESPONSIBLE
MINING
Kojo Busia /
Chairperson of the Social, Ethics and Sustainability Committee
RESPONSIBLE MINING:
Leadership message
from the chair of the SES committee
https://www.aga-reports.com/20/sr/messages/
sesc-chair
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FROM THE CHAIR OF THE SES COMMITTEE
continued
We are also subject to annual third-party audits
and are a member of the International Council
of Mining and Metals (ICMM) Tax Working
Group which advocates the adoption of a
Global Sustainability Standards Board. It aims
to develop speciﬁc disclosures related to tax
and payments to governments, with signiﬁcant
proposals including the GRI standards on
tax reporting.
Health and safety paramount
The health and safety of our employees is our
ﬁrst priority. Our health teams across our sites
moved swiftly to introduce new protocols,
screening and testing, and care for those who
were affected as a result of COVID-19, guided
by a central task team that for many months
met on a daily basis. It is with great sadness
that we report that 13 employees succumbed
to COVID-19 in 2020.
We have made signiﬁcant inroads improving
safety across our operations, but we will not
cease our efforts until we have eliminated all
fatal accidents at work. It is with great sadness
and regret that we report that in 2020, six
people lost their lives at AngloGold Ashanti’s
operations. Our heartfelt condolences go out
to their families and friends.
UN Sustainable
Development Goals
Our commitment to the UN Sustainable
Development Goals (SDGs) remains ﬁrm. These
address the main challenges facing the global
community, including those related to poverty
and social exclusion, environmental degradation
and climate change. At AngloGold Ashanti,
concrete attention is given to SDGs such
as increasing local added value, creation of
linkages with local industry, investments in local
infrastructure, skills and technology transfer,
as well as diversiﬁcation of local economies.
Evidence of this abounds in the jurisdictions in
which we operate. We also fully subscribe to the
UN call that we must build back better as we
emerge from this pandemic.
I personally contributed to the World Gold
Council report on Gold mining’s contribution
to the UN Sustainable Development Goals,
which used qualitative data from case studies
to report progress towards the SDGs for its
members in the gold mining industry. It is very
pleasing that AngloGold Ashanti’s contributions
are well represented and recognised in this
document, that show readers what we are
doing rather than simply telling them. Similarly,
throughout this report, we detail what we are
doing and not just want we want to do.
Diversity and inclusion
There is one other particular area that I feel
deserves particular mention this year, and that
is our efforts towards diversity and inclusion. We
are working to build a business where all our
employees count and are valued.
Our Global Women’s Forum held its ﬁrst
Diversity and Inclusion virtual conference in the
year, updating on diversity and inclusion work.
Several initiatives and programmes across the
organisation highlight the acceleration of the
inclusion of women into various functions of
the organisations.
Ghana – Iduapriem
Looking forward
In this role, I hope to move forward with the good work championed by the former
Chair Ms Nozipho January-Bardill, who worked relentlessly to see sustainability and sustainable development placed at the heart of the Company.
I look forward to working with the SES Committee and guiding it in its oversight of sustainability and ESG matters, monitoring sustainability practices in the areas of climate change, community social investment, employment equity, diversity and inclusion, localisation, safety and health, and governance and compliance.
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FROM THE DESK OF THE INTERIM CEO
I am pleased to report that in 2020, we
continued to integrate sustainability into
the heart of our business, leveraging
our activities to help promote viable,
sustainable communities, reducing and
mitigating our impact on the environment,
and ensuring that we create a business
that is inclusive and diverse, reflecting
the societies in which we operate. Serving
the interests of the stakeholders of our
business is good for shareholders: living up
to our values enhances sustainable value.
COVID-19
Our swift response to the challenges of COVID-19
saw the introduction of a series of humanitarian
initiatives to keep our employees and those in
communities surrounding our operations safe
and healthy. More than that, we ensured that
none of our employees lost salaries or beneﬁts
as a result of lockdowns related to the pandemic.
Their ﬁnancial security, in addition to our socio-
economic support for our host communities, has
greatly reinforced the interconnectedness of our
mines and communities.
We have learnt some valuable lessons during
the pandemic. In fact, the lessons learned
during the outbreak of Ebola in West Africa
six years ago informed some of our actions
under COVID-19, and ensured that we closely
monitored developments around the spread of
the virus at the beginning of last year, and we
were quickly able to respond with altered and
updated protocols and travel advisories.
The escalation in seriousness – and the
consequential impact on our employees,
communities and the business – was alarmingly
quick. We saw how cooperation between the
health ministries, local governments and our
own health teams helped to limit infections. It
was this dialogue that allowed us to build trust,
and to create solutions together – whether it
was securing access to testing, designing social
distancing plans or bolstering the number of
available hospital beds. We ﬁrmly believe that
our interventions must extend beyond the
mine fence.
The lessons learned in the last decade in Ghana
in reducing the incidence of malaria through an
ongoing education and awareness campaign,
provision of bed nets and an Indoor Residual
Spraying across communities, meant that we
were able to rapidly adapt these programmes -
using existing infrastructure to disinfect common
areas in the community and the workplace,
against COVID-19.
Safety
Although we have made progress in the area of
safety over several years, we tragically lost six
of our colleagues in 2020, four of whom died
in underground accidents in South Africa in
March, while one underground fatality and one
trafﬁc-related fatality were recorded at Obuasi,
in Ghana. We extend our deep condolences to
the loved ones of our colleagues who passed
away. These terrible events underline the fact
that we have to remain forever vigilant and we
will continue to work to ensure our colleagues
return safely to their families each day.
We have since taken the decision to implement
an updated safety strategy across our business,
with a focus on the critical controls needed to
eliminate what we call ‘high consequence, low
frequency’ events. Work on the revitalisation of
our safety strategy will commence in 2021.
“ To remain truly
sustainable, we must
continually improve the
value proposition we
provide to our hosts and
our investors .”
SHARED VALUE
CREATION
Christine Ramon / Interim Chief Executive Ofﬁcer
SHARED VALUE CREATION:
Leadership
message from the interim CEO
https://www.aga-reports.com/20/sr/
messages/ceo-desk
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FROM THE DESK OF THE INTERIM CEO
continued
Shareholder direction
We look forward to engaging with investors
that look beyond quarterly ﬁnancial results
of companies in which they invest, to
demonstrate how the overall net positive
impact that companies bring to their operating
environments and host communities can and
will address some of the burning issues of our
time.
And, while we have worked hard to embed
sustainability and a paramount regard for ESG
issues into our business and its processes over
many years, we recognise that this work is never
truly done – particularly for mining companies,
which are developing the precious national
patrimony of the countries in which we operate.
To remain truly sustainable, we must look to
continually improve the value proposition we
provide to our hosts and investors. Success in
this regard means we will be sought out as an
investment and development partner, creating
more growth opportunities.
Climate change
In 2020 we formed an internal Climate Change
Working Group (CCWG) to lead the development
of an updated climate change strategy for the
Company. Its work includes development of
a pathway to carbon net zero for AngloGold
Ashanti that will enhance the climate resilience of
our operations and host communities. This will
be supported by internal climate performance
incentives and implementing the Task Force on
Climate-Related Financial Disclosure (TCFD)
recommendations.
We will have a signiﬁcantly smaller carbon
footprint (c. 40%) after the sale of our South
African assets reduced the total scope 1 and
2 greenhouse gas emissions of our portfolio.
In 2008, the Company announced a target
of a 30% reduction in its greenhouse gas
emissions by 2022 and had already achieved
a 45% reduction in carbon intensity of its
operations by 2018. We are now working
on an updated climate strategy, with clear
medium-term and long-term targets, which
we plan to announce later in 2021.
Diversity and inclusion
We are committed to creating a more
diverse organisation and continued to
roll-out initiatives based around our Diversity
& Inclusion Framework, which is designed
to align our group objectives to foster
the empowerment of all staff, irrespective
of race, gender, ethnicity, religion and
sexual orientation.
AngloGold Ashanti has been included in the
2021 Bloomberg Gender-Equity Index (GEI),
recognition of the work we are doing to achieve
diversity across the group.
Our Company has always recognised that
effective talent management practices are
needed to remain competitive, navigate the
volatile macro-economic environment and
achieve strategic objectives.
During 2020, we improved our succession
coverage ratio to 1:4.88 for critical and key
roles. This means that, on average, we identiﬁed
almost ﬁve internal successors for each critical
role. Of particular importance is that the
representation of women within the talent pool
has increased.
As we build our business, we are also driving
to maximise the number of people hired from
the countries – and indeed the immediate
areas – in which we operate.
Sustainability
Through this year we will continue to be
confronted with the turmoil created by the global
pandemic and its economic aftershocks. There will
be many ways in which the economic upheaval of
the past year will manifest in the years to come,
but one of those is likely an increase in the number
of illegal and artisanal and small-scale miners in
some of our mining jurisdictions.
We advocate formalisation of this important
economic activity, where possible, and are
working with host governments to achieve
this challenging aim. We are also pursuing
community development projects that provide
alternative incomes. All the while, we will continue
working with local and national authorities to
safeguard our concessions for the beneﬁt of
employees, communities and our assets.
We intend to support vaccination campaigns
implemented by our host governments and
are committed to aligning our efforts with
the priorities in each jurisdiction. These new
vaccines offer enormous hope, but it will take
time before they can be rolled out sufﬁciently to
provide real protection across our societies.
The pandemic has drawn a spotlight to glaring
gaps across the world in public healthcare
systems, and in societal inequality. As a
business we want to be part of a collective
global effort to support measures to protect
citizens; this has long been our goal and is
being propelled by investors’ desire to see
business drive an ESG agenda.
We continued to strengthen our tailings
management governance, and supported efforts
to establish an international standard for the
safer management of tailings. We are working
towards a very tight timeline on the conversion of
our Brazilian tailings facilities to dry stacking this
year. This is an issue of the highest priority for the
business, and we will ensure that the appropriate
resources and expertise are allocated to this
project to ensure that it is completed on time.
It is increasingly evident that operating in an
ethical and transparent way, consulting and
supporting communities and stakeholders,
working to address climate change and
promoting diversity are synonymous with
operating a successful and sustainable
Company. We have a strong set of values
promoted by comprehensive frameworks
and protocols, ensuring that we measure our
sustainability performance.
I am honoured to have been requested by
our board to serve as AngloGold Ashanti’s
interim CEO since 1 September 2020. The
entire board, under the leadership of our
new Chairperson, Maria Ramos, our SES
Committee chair, Kojo Busia and myself
are committed to driving our values forward
which is fundamental for a responsible and
sustainable business.
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AngloGold Ashanti’s current sustainability journey spans
well over a decade and continues to transform the
Company in a manner that seeks to address the evolving
landscape, while ensuring the foundation of our strategy
remains deeply rooted across the business.
.
Our sustainability strategy was ﬁrst established in 2013 and our previous sustainability reports have provided more detail about our strategy, including the focus areas that have
been established for each of the sustainability disciplines.
(2015 – 2019 reports)
OUR SUSTAINABILITY JOURNEY
2020
BEGINNING
the process of
self-assessment gaps in relation
to complying with the ICMM
Performance Expectations and the
Responsible Gold Mining Principles.
ENHANCING
our
ESG performance.
PARTICIPATION
in
the Global Compact Young
SDG Innovators Programme
to increase young talent
involvement in operationalising
and providing the business
with innovative solutions
towards the SDGs.
2013
2014
2016
2018
2015
2017
2019
Current phase
of the sustainable
development
journey begins
Developing a common
strategic framework
Inward focus with varying
degrees of discipline
maturity
Integrating the
disciplines
Guiding principles and philosophies
embedded into discipline work
Common language
and approach
Leverage off
the foundation
Targeted integration into
strategic business processes
Pockets of excellence
observed. Mapping the SDGs
to material issues
Consolidation
and pushing the
boundaries
Deepening integration into the
business and value chain
Strengthening connections
between business activities
and the SDGs
Integrating into
the business
Strengthening credibility
of sustainable development
portfolio
Sustainability conversations shift
from meeting compliance to
generating value
Outward focus
and collaboration
AngloGold Ashanti University of
Cape Town partnership for thought
leadership and innovation
Operationalising SDGs –
2030 aspirations set with step
change activities
Combined a
number of
disciplines
under the Corporate Affairs
and Sustainability banner.
Creating a structure that will
ensure we understand the
needs of our stakeholders
and can address
them effectively.
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AngloGold Ashanti Limited
<SR> 2020

ENHANCING SUSTAINABILITY PERFORMANCE
102-42
102-43
AngloGold Ashanti is not a newcomer to
the increasingly sophisticated and more
demanding sustainability landscape that
is emerging. For well over a decade our
business decisions have been made
through an ESG lens to ensure we
responsibly develop natural resources
in partnership with our host governments
and communities.
Sustainability is embedded in our business
activities both as a driver for long-term value
creation and as a pillar of our social licence
to operate. As a result, we can generate
improved returns to our providers of capital
and generate increased opportunities to all our
stakeholders.
The starting point is a comprehensive materiality
assessment of ESG factors that determine our
key sustainability priorities in consultation with a
range of internal and external stakeholders. This
assessment of material ESG factors enables
the Company to better direct its efforts at
creating both social and ﬁnancial value. It also
informs our corporate culture, helps identify
our objectives and, inﬂuences how our senior
leaders are compensated.
Governance
We believe governance is at the heart of
a strong ESG performance. Our culture of
transparent reporting internally and externally
gives us the insight to ensure everything is
working as it should be, right down to the
site level. And in the face of unexpected
challenges, our governance framework allows
us to move quickly to address challenges that
inevitably arise.
Our board executes a robust oversight of ESG
risks and opportunities. Sustainability is well
integrated at board level, with additional focus
and oversight provided by the Social, Ethics
and Sustainability Committee. This ensures that
the interest of our communities and effective
stewardship of the environment, are kept in focus
as we work to meet our business objectives.
As part of our governance framework, we
commit to global
policies and standards
,
both regulatory and non-binding, going the
extra mile to fulﬁl our responsible corporate
citizenship that forms the backbone of our
management systems.
The executive management team also plays
an active and engaged oversight role in
sustainability, ensuring that risks, impacts
and opportunities are ﬂagged and managed
effectively – in order to prevent problems from
turning into crises.
In addition, our comprehensive risk and
assurance review process, with rigorous
internal and external audits, enhances scrutiny
and oversight, and provides an extra layer of
conﬁdence for our stakeholders.
Our priorities
•
The health and safety of our employees
is our ﬁrst priority. We have steadily reduced
injury and occupational disease rates during
the last 10 years. Every death at work is a
tragedy which enjoins us to redouble our
efforts to strengthen our systems, reinforce
our strong health and safety culture, and
constantly look at the deployment of new
technology to further reduce the risk of injury
and eliminate fatalities.
“ Sustainability is a
matter of financial
materiality as well as
corporate purpose.”
EMBEDDING
SUSTAINABILITY
Stewart Bailey / Executive Vice President, Corporate Affairs and Sustainability
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ENHANCING SUSTAINABILITY PERFORMANCE
continued
•
We continue to review and improve our
response to the COVID-19 pandemic, to
ensure our employees are safe. We are also
engaging with stakeholders to explore ways
to support community-based vaccination
campaigns as vaccines become more
widely available.
•
We set our ﬁrst emissions reduction
targets in 2008, well before it became
commonplace to do so. Our scope 1 and 2
GHG emissions intensity targets were met
years ahead of the deadline. As a result,
our carbon intensity is 43% below our 2007
base year, while overall emissions of our
portfolio have almost halved over that time.
Drawing upon this experience, we are
consulting new climate models as we
look to set new targets this year as a
precursor to charting a pathway to Net
Zero, something we are ﬁrmly committed
to. We are conducting detailed climate risk
assessments and considering an aggressive
set of future climate scenarios. Our inaugural
TCFD report, expected in 2021, will align our
disclosure to the best international practice
and thus help us fulﬁl our climate ambitions.
•
As a founding member of the ICMM, we
have a robust governance framework
of tailings storage facilities (TSFs).
A comprehensive system of checks
and balances with four distinct levels of
assurance has allowed us to keep a strong
track record in managing an international
portfolio of different types of TSFs. This
TSF oversight system includes specialist
inspections, external third-party reviews of
TSFs, clear mechanisms for reporting risk
and tracking mitigation measures, as well
as appropriate channels to escalate issues
at any site. Critically, in line with our overall
governance framework, the board and the
executive committee are kept abreast of the
TSF status on a regular basis.
We are committed to implementing the Global
Industry Standard on Tailings Management
,
co-convened by the ICMM, the United
Nations Environment Programme and the
Principles for Responsible Investment.
•
AngloGold Ashanti was one of the ﬁrst
signatories to the Women’s Empowerment
Principles issued by the UN Global
Compact. This commitment has raised the
bar of our performance; gender diversity
is a KPI for senior management and female
representation – at board and management
levels – is on par with the good international
practice. In 2015, we established a speciﬁc
Gender Equality Policy that continues
to guide our efforts to enhance gender
inclusivity with oversight from the board’s
SES Committee. Moreover, we complete
diversity and inclusion assessments across
every site to identify roadblocks to inclusion
in the workplace.
•
Similarly, respecting human rights is a
core business tenet that we strictly monitor.
While there were no reported human rights
incidents in 2020, this is another area where
complacency cannot be tolerated.
Our
Global Human Rights Policy
applies to
employees, contractors and other business
partners, including supply chain, state
actors and joint venture partners. All sites
have conducted human rights due diligence
assessments, and grievance and independent
anonymous whistle-blowing mechanisms are
available for internal and external stakeholders.
We continued the integration of human
rights standards throughout our supply chain
and implemented a Responsible Sourcing
Programme across our Africa Region sites,
to help us identify and handle possible risks
posed by a supplier.
•
In respect of the rights of Indigenous
Peoples, our policy is aligned with
International Standards and conventions,
such as the ICMM Position Statement on
Indigenous Peoples and the International
Finance Corporation’s Performance Standard
7 on Indigenous Peoples. Australia is the only
country where Indigenous Communities are
adjacent to our sites. For the last 30 years,
we have developed a strong level of trust and
cooperation with the traditional owners of the
land where we operate.
•
The premise of our social licence is to make
a positive impact wherever we operate.
We develop skills in our host communities
and spend locally to build capacity in these
markets. Above all, this involves sharing
fairly the beneﬁts of mining that often
represent a signiﬁcant injection of wealth
to areas with otherwise limited alternatives
of development.
Last year, we contributed more than a
$1 billion to governments in royalties and
taxes. These revenues are important in the
recovery from the pandemic at a time when
entire sectors of the economy have been
decimated. We paid more than $2 billion to
employees and local businesses, helping
to fuel an engine of economic prosperity
around mine sites and beyond.
We work closely with those communities,
guided by the UN SDGs and with the
priorities of local people in mind, to support
their development and upliftment. As a result,
we undertook social investment worth
$22 million, targeting social infrastructure,
health, education, and support for the youth
and SMEs.
Our industry is well placed to have a positive
impact on society, but we also recognise
the challenges facing the sector. We are
committed to abiding by our values and
seeking improvements wherever possible, as
we work to leave behind a positive legacy.
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Constructive, collaborative and
respectful stakeholder relationships
build trust and underpin our ability to
create value.
Engaging with our stakeholders enhances
our understanding of the operating
environment and in turn facilitates
informed decision-making. We engage
regularly with key stakeholders to better
appreciate their view of AngloGold
Ashanti and to identify potential risks,
opportunities and material issues.
Our stakeholder
engagement approach
We are committed to collaborative and
transparent stakeholder engagement.
Our stakeholder engagement process
aims to balance the needs, interests and
expectations of key stakeholders with
those of the Company at every stage of our
business, from exploration to mine closure.
STAKEHOLDER ENGAGEMENT
102-40
102-44
102-46
Stakeholder
Primary concerns
Engagement and response
Investment
community
•
Company and portfolio updates, performance and
ﬁnancial viability
•
Impact and management of COVID-19
•
ESG performance and disclosure
•
Email, telephone, video and one-on-one engagements
at investor days and conferences
•
Regular reporting on COVID-19 protocols
•
Information published in annual reports, website and
regulatory announcements
Employees
and unions
•
COVID-19 response and management
•
Job security and impact of asset sales
•
Employee value proposition
•
Safety and wellbeing
•
Diversity and inclusion
•
Frequent and ongoing communication, employee
meetings and brieﬁngs
• Targeted safety, health, diversity campaigns
• Regular, diarised meetings with unions
Governments
and regulators
•
Portfolio and project updates
•
Regulatory compliance
•
Flow of beneﬁts
• Regular direct and indirect engagement
• Compliance with all laws and regulations
Communities
•
Employment and procurement opportunities
•
Legacy issues
•
CSI and LED programmes
•
Environmental impact
•
Direct community engagement strategy focusing on
each host country and matters at hand
• Grievance mechanisms
Suppliers
•
Procurement opportunities
•
Promotion of local procurement and capacity building
•
Responsible ESG practice
• Regular, ongoing engagement
•
Optimised participation by local companies and
transfer of skills
• Timely payment to and support of SMMEs
Industry partners
and peers
•
Regulatory changes and community challenges
•
Responsible ESG practices
•
Climate crisis and impact of climate change
•
Virtual engagement platforms to collaborate
with peers
•
Participation in drafting of international standards
and principles
Non-Governmental
Organisation (NGOs)
and community-based
organisations (CBOs)
•
Environmental impact
•
Social performance and impact, with focus
on human rights
•
COVID-19 management and response
• Regular direct and indirect engagement
• Grievance mechanisms
• Participation in collaborative relief efforts
Media
•
Company’s performance – economic, social,
environmental
•
Leadership
•
Regular engagement to facilitate understanding of
AngloGold Ashanti
•
Targeted discussions on critical and emerging issues
to manage reputation and address speculation
Oversight and
accountability
The board has ultimate responsibility
for stakeholder engagement. The SES
Committee assists with oversight of
material stakeholders and their issues.
A formal stakeholder engagement
framework provides for structured
and constructive engagements
at appropriate management and
operational levels.
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GOVERNANCE AND APPROACH
Our board is responsible for the
oversight of corporate governance.
The board acknowledges that sound
governance principles and practices
underpin the creation of value and
the sustainability of the business*.
AngloGold Ashanti also recognises that
strategy, performance, sustainability
and risk are inseparable. A values-
driven culture and the
Code of Business
Principles and Ethics
(Our Code)
underpin our governance structures and
processes, committing the Company to
high standards of business integrity
and ethics.
The board is committed to promoting
good governance and providing ethical
leadership. There are ﬁve standing
committees designed to take certain
responsibilities on behalf of the board
– The Social, Ethics and Sustainability
(SES) Committee, Audit and Risk,
Remuneration & Human Resources,
Nomination and Investment Committees.
The SES committee is responsible
for assisting the board in monitoring
matters relating to sustainability whilst
ensuring that our sustainability objectives
are effectively integrated into the
business. It oversees the integrity of the
Sustainability Report and approves it.
*
More information on our approach to
governance is available in the <IR>.
SITE GENERAL MANAGERS
At the highest operating level, general managers, are accountable for on-the-ground implementation of the sustainability strategy.
ANGLOGOLD ASHANTI’S BOARD AND COMMITTEES
The board is supported by its committees and oversees the implementation of the sustainability strategy. The SES Committee is responsible for assisting the board in monitoring matters relating to sustainability, while ensuring that our sustainability objectives are integrated into the business.
Audit and Risk
Committee
Social, Ethics and Sustainability
Committee
Remuneration and Human
Resources Committee
Nominations
Committee
Investment
Committee
FUNCTIONAL DEPARTMENTS
Group Corporate Affairs and Sustainability is responsible for the development of management frameworks and supports the implementation of the sustainability strategy.
Safety
Health
Environment
Security and
Human Rights
Government and Community
Relations and Sustainability
Reporting
Investor Relations and
Communications
EXECUTIVE LEADERSHIPs
Primary responsibility for managing sustainability matters rests with AngloGold Ashanti’s leadership, in particular with the Executive
Vice President: Corporate Affairs & Sustainability who is responsible for executing the sustainability strategy.
Chief Executive
Ofﬁcer
Chief Financial
Ofﬁcer
Executive Vice President: Group
Planning and Technical
Chief Operating Ofﬁcer:
International
Executive Vice President: Group
Strategy and Business Development
Executive Vice President: General Counsel, Compliance
and Company Secretary
Chief Operating Ofﬁcer: Africa
Executive Vice President: Corporate
Affairs and Sustainability
Executive Vice President: Group Human
Resources
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GOVERNANCE AND APPROACH
continued
Tanzania – Geita
Group Compliance
Group Compliance plays an essential role in coordinating
compliance with laws and regulations, standards and
contractual obligations and in assisting and advising the
board and management on designing and implementing
appropriate compliance policies and procedures. AngloGold
Ashanti maintains policies and procedures designed to ensure compliance with applicable anti-corruption and anti-bribery laws, including those requiring that accurate accounts and records be maintained. These policies and procedures are used to raise employee and stakeholder awareness relating to bribery and
corruption. They include the following:
•
Anti-Bribery and Anti-Corruption Policy
•
Conﬂict of Interest Policy
•
Gifts, Hospitality and Sponsorships Policy
•
Procedure on Engagement of Agents and Government
Intermediaries
•
Political Donations and Political Activities Policy
•
Supplier Code of Conduct
•
Whistleblowing Policy
These policies and procedures are available on the intranet and internet sites in the main AngloGold Ashanti operating languages and are underpinned by a formal Code of Business Principles and
Ethics.
https://www.anglogoldashanti.com/company/governance/
To support group-wide compliance to the policies and procedures:
•
training is undertaken periodically
•
a formal compliance newsletter and ongoing briefs are
released to the group focusing on different aspects of the
policies and procedures
•
all new employees undergo induction training that addresses
these policies
•
compliance risk reviews are performed by Group Compliance
during site combined assurance reviews
Our Code, launched in 2010, is the deﬁning
document on AngloGold Ashanti’s values
and ethics, in addition to applicable laws,
regulations, standards and contractual
obligations in the countries in which
the Company operates. It provides a
framework and sets requirements for the
implementation of key corporate policies
and guidelines. Among other areas, it
addresses fraud, bribery and corruption,
conﬂict of interests, gifts, hospitality and
sponsorships, the use of Company assets,
privacy and conﬁdentiality, disclosures
and insider trading. The board ensures
that the Company is a responsible
corporate citizen not only considering
its ﬁnancial performance, but also the
environment and the communities in
which AngloGold Ashanti operates. The
SES Committee ensures the application
of these principles, while the executive
committee is responsible for ensuring they
are adhered to. Our Code is available on
the intranet, internet and DVD in the main
AngloGold Ashanti operating languages
and is underpinned by a formal Code of
Business Principles and Ethics. https://
www.anglogoldashanti.com/company/
governance/
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In 2020, the COVID-19 pandemic took an
unprecedented toll on business and
socio-economic systems across the
globe. This forced businesses to take
extraordinary measures to protect the
health of people, and contribute to efforts
to protect communities and cushion the
economic impact of the pandemic. Given the
interconnectedness between employees and
communities, the measures we took were
focused on both stakeholder groups.
We put various prevention and risk
management protocols in place, applying
lessons learned during the Ebola outbreak in
Guinea in 2014, and our ongoing programmes
that manage malaria across our Continental
Africa operations.
In tackling the pandemic, clear and consistent
communication and cooperation within
the Company and with a range of external
stakeholders, was fundamental in navigating
through the pandemic and the rapidly evolving
regulatory landscape it created.
It became quickly apparent how vital it was
to ensure close and ongoing cooperation
between health ministries, local government
departments, community leadership and our
own site management and health teams.
The mechanisms and effectiveness of this
collaboration has been one of the more positive
outcomes of the pandemic that we will work
to make a feature of our business in the
years ahead to better integrate broad health risk
management, into the overall business. Over
time this will contribute to productivity and our
social licence to operate.
The pandemic has also further embedded
our approach to health risk management into
our business activities. This discipline has, in
recent years, expanded to consider a range
of complex social determinants of health in
the context of prevailing social, economic and
healthcare systems of our host countries. Some
occupational and non-occupational health
impacts have long latency periods while others
may arise in an acute way, as in the case of the
COVID-19 pandemic. In an effort to be more
proactive in anticipating both short and long-term
health risks, we have identiﬁed and introduced
a suite of predictive leading indicators to help
us continuously identify and assess potential
problem areas and address them timely, in
line with our quarterly health risk updates. The
rapid evolution of the COVID-19 pandemic, and
the manifold risks it presented, required closer
monitoring and quicker internal reporting.
This pandemic also elevated other associated
risks like the importance of optimising the focus
on mental health, minimising non-communicable
diseases associated with lifestyle and the need
for systematic contribution to strengthening
healthcare systems, local skills development
and overall community development in our
operating jurisdictions.
A multidisciplinary committee was established
at the outset of the COVID-19 outbreak to
implement a crisis management plan and
steer the business through the pandemic. The
centrepiece of this strategy was our Five-Phase
preparedness and response plan based on
lessons learned during the Ebola outbreak,
with a clear trigger and alert response plan and
associated risk monitoring system. We continue
to monitor alignment and compliance with
national regulations and guidelines.
We also developed protocols and guidance
documents that were adjusted as the
pandemic evolved to ensure timely mitigation
measures were put in place. A risk matrix and
reporting dashboard is reviewed on a weekly
basis and covers travel management, supply
chain, human resources and information
management as well as government and
community collaboration. Some of the various
multidisciplinary controls included COVID-19
protocols to closely monitor chronic diseases
and manage them, screening employees on
their return to the workplace and referring
suspected cases for testing and further
management. Daily temperature and symptom
screening on access to the workplace continues
as we closely monitor and re-enforce a series of
interventions around education and awareness;
personal hygiene and disinfection of equipment,
COVID-19 RESPONSE
“ We understood, based on our lessons learned from Ebola
and principles of public health, that we couldn’t protect
ourselves without protecting others around us ”
Dr Bafedile Chauke-Moagi / VP Group Health
Ghana – Obuasi
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COVID-19 RESPONSE
continued
working environments and infrastructure; social
distancing and prohibition of gatherings; remote
work arrangements; and wearing of masks,
among others.
Systems were also put in place to test and treat
those with COVID-19 and to assist with isolation
and quarantine measures as soon as possible.
Given some limitations in local health systems,
we also augmented testing capacity on and off
the mine sites, supplemented by strengthened
infrastructure support for hospitalisation,
isolation and quarantine. AngloGold Ashanti
also extended controls to dependents and
communities. This is not only the right thing to
do, but also a recognition that our business
exists as part of its host communities.
Collaboration and partnerships to address the
outbreak at local, industry and national level
were key pillars of our strategy to control and
manage the pandemic. We provided food, PPE,
medical supplies and equipment, personal and
environmental hygiene facilities and services,
infrastructure support, remote mental health
and medical services, as well as donations
at various levels of governments. Education
and awareness of both our workforce and
communities remains critical to our prevention
approach. We communicated intensively with
stakeholders with respect to the new operating
parameters, in line with our own COVID-19
protocols and those laid out in the applicable
jurisdictions. We continuously adjusted
communication campaigns to address emerging
themes like prevention through responsible
behaviours, testing, gender-based violence, and
mental health, amongst others.
As at end of January 2021 AngloGold Ashanti
had conducted more than 40,000 COVID-19
tests and our employees has seen a recovery
rate of more than 92%. About 80% of the
conﬁrmed cases to that point displayed
no symptoms.
Combined with other preventive measures,
vaccines are critical in the control of the
pandemic. With 22 candidate vaccines
already in advanced trials in early 2021 and
about nine already approved for emergency
use in several countries globally, the race to
develop and secure safe and effective vaccines
by various governments and stakeholders
has been unprecedented. This has resulted
in stark mismatches in vaccine demand
and available doses as well as ‘vaccine
nationalism’, especially in the more developed
and well-resourced countries. To this effect,
manufacturers of currently approved vaccines
have committed to sell vaccine only to
governments through the United Nations- and
GAVI-led COVAX facility as well as individual
bilateral country agreements. (GAVI, a vaccine
alliance formed in 2000, is an international
organisation created to improve access to
new and underused vaccines for children living
in the world’s poorest countries). Countries
are at varying level of preparedness, planning
and execution of vaccine programmes and
given several challenges, it will be a long time
before the desired herd immunity is attained in
countries and at global level.
AngloGold Ashanti continues to support and
explore opportunities for partnerships and
collaboration with national authorities and
South Africa – Mponeng
contribute to efforts towards equitable access to
safe, good quality and approved vaccines. Given
the delays in the vaccine roll-out efforts, current
controls are being re-enforced and maintained.
These are growing in importance as social and
travel restrictions are relaxed, compounded by
growing COVID-19 fatigue as well as emerging
variants from virus mutations. The ICMM, of
which we are a member, Business Fights Poverty
and The Partnering Initiative, in consultation
with the Harvard Kennedy School, introduced
its ‘Building Forward Better Framework’
during 2020. It aims to provide tools to boost
cooperation and presents possible routes to
achieving increased resilience post COVID-19.
The ICMM sees the framework’s focus as
learning and thinking about mining’s role in
supporting communities through the immediate
and long-term phases of COVID-19. It provides
practical tools and allows companies to assess
their own activities through examples. Key areas
of action are lives (health and safety), livelihoods
(jobs and income) and learning (education and
skills). With respect to research around vaccines
and anti-virals we continuously see opportunities
to use global cooperative frameworks, so there
is a more coordinated – and effective – global
response to such events in the future.
24
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COMMUNITY AND HUMANITARIAN WORK UNDERTAKEN
SOUTH AFRICA
GHANA
TANZANIA
GUINEA
BRAZIL
ARGENTINA
COLOMBIA
AUSTRALIA
•
Two hospitals made
available for exclusive
use by government; direct
contributions to state
healthcare institutions, to
aid frontline effort;
•
Pledged $1m to Solidarity
Response Fund – for
rapid, targeted support
of healthcare system and
humanitarian support to
vulnerable communities;
•
Paid employee salaries/
beneﬁts during shutdown;
•
Partnership with Sasol and
Imperial to provide bulk
sanitiser to public hospitals.
•
Manufacturing hand
sanitiser for public use;
•
Donation to President’s
COVID-19 Trust Fund;
•
AngloGold Ashanti Health
Foundation supporting
Ashanti Regional
Health Directorate,
Obuasi Municipal and
District Assemblies and
the Municipal Health
Directorate;
•
AngloGold Ashanti Malaria
team, helping disinfect
health centres in Obuasi
Municipality and District.
•
Invested in various health
projects in Geita region
which will facilitate the
efforts to ﬁght the disease;
•
Donation of $200,000 to
the Tanzanian government;
•
Donation of ten 1,000
litres water tanks for public
handwashing campaigns;
•
Construction of COVID-19
Isolation centre;
•
Donations of essential
Personal Protective
Equipment (PPE).
•
Donated masks,
thermometers and gloves
to Siguiri authorities to ﬁght
against COVID-19;
•
Broadcast information
programme using local
radio station to raise
awareness on preventative
measures;
•
Donations of $200 000
to the Government Relief
fund;
•
Donated hand washing
tanks, sanitary kits and
support to local health
centers.
•
$280,000 donated to
hospitals in the Minas
Gerais and Goiás states;
•
COVID-19 awareness
campaign, educating
employees and
communities about the
virus and providing ways
to protect themselves and
loved ones;
•
Paid employee salaries and
beneﬁts during operational
shutdown;
•
Supplied 28 respirators to
hospitals and health units in
Minas Gerais and Goiás;
•
Distribution of food parcels,
PPE and sanitisers to
communities by employees.
•
Donations to the province
of Santa Cruz – these
included a range of hospital
resources including
disposable coveralls,
transparent glasses, latex
gloves and breathing units;
•
Supplied ingredients for
hand sanitiser to the
Puerto San Julián police
department and disposable
coveralls to the ﬁre
department;
•
Paid employee salaries and
beneﬁts during operational
shutdown.
•
Donation of $500,000 to
National Health Ministry
for COVID-19 detection
reagents kits
•
Launched the
“A Purpose for Life”
campaign to protect the
health and well-being
of the people as well
as the delivery of food
parcels and medical
equipment including laser
thermometers;
•
Donated $15,280 to food
banks in Bogota and
Medellin, to help people
who are unable to work
during the quarantine
period;
•
Psycho-social support to
host community members
of Jerico;
•
“Face Masks for Life”
campaign to support the
Southwest Region with
47,000 re-usable face
masks.
•
Involved in the COVID-19
Community Support Initiative
established by the Chamber
of Minerals and Energy in
Western Australia;
•
Contributed $90,000 to the
Royal Flying Doctor Service,
Foodbank and Lifeline to assist
COVID-19 patients in remote
and regional WA, as well as
support mental health and
provide essential supplies to
vulnerable community members;
•
Sourced hand sanitiser
stations, soap, and community
hand washing machines in
Laverton and Kalgoorlie;
•
Awareness campaigns and
regular contact with key
stakeholders;
•
Introduced an expanded
e-mentoring Teach Learn
Grow programme for one-
on-one support to primary
school students
COVID-19 RESPONSE – HUMANITARIAN EFFORTS
AngloGold Ashanti implemented a host of initiatives on our mine sites and in the surrounding communities – including awareness and personal hygiene campaigns.
CORONAVIRUS
CASE STUDY:
COVID-19 education campaign rolled
out across AngloGold Ashanti
Keeping employees
and communities safe
https://www.aga-reports.com/20/sr/stories/education-covid
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The health of our employees and
communities remained a key material
issue. Our approach is driven by the
inter-dependence between employees
and community health and is informed by
occupational environment as well as social
determinants of health.
Our aspiration remains to create healthy
workplaces, healthy employees and healthy
communities. The health strategy aims to be
proactive and focus on prevention both in the
short- and long-term. We manage risk inside
and outside the mine fence by reducing harmful
workplace exposures, optimising employee
ﬁtness for work and general wellbeing, as well as
minimising negative impacts on communities while
leveraging opportunities to improve community
health systems and our social licence to operate.
We work to embed the health discipline into the
overall business strategy through our focus on
comprehensive risk management processes.
We provide baseline and ongoing information on
internal and external risk and inform evidence-
based critical controls and management
initiatives. We must ensure availability of
capable, adequately skilled and responsive
personnel supported by bespoke policies,
standards and process for each local context.
Information management is also critical to ensure
that information is captured, analysed and
used to inform decision-making. We endeavour
to undertake occupational risk baselines and
community baseline health impact assessments
to ensure that we understand workplace
exposures, community health needs and are
responding to those.
Given our diverse portfolio of assets in
jurisdictions across varying levels of development
and risk proﬁles, we face different challenges
across the globe. These are, however,
standardised into a group of ten broad risk
categories that are assessed on a quarterly
basis to allow operations to continuously assess
prevailing and emerging risks. In addition to
unprecedented COVID-19 pandemic that
affected our operations, African mines still face
high burdens of communicable diseases like
malaria and HIV/AIDS in the workforce, and
remain partially reliant on external critical skills in
areas like occupational hygiene and emergency
medicine. It is also frequently challenging to
access optimal medical services in-country.
The remote training programme developed with
support from the University of the Witwatersrand,
in Johannesburg to build some of the identiﬁed
critical skills in occupational hygiene in African
operations was temporarily stopped due to
COVID-19 restrictions. The training programme,
to reduce over-reliance on expatriates, has
to date produced ﬁve intermediate-level
occupational hygiene technicians.
Non-communicable diseases such as diabetes,
hypertension and cancer, still account for most
of ill-health absenteeism. The importance of this
risk was further elevated by the emergence of
the COVID-19 pandemic which indicated that
people with chronic diseases are at higher risk
of developing severe forms of the disease which
could be fatal.
Interventions to support the health and
wellbeing of employees have been strengthened
and focus on education, information and
MATERIAL ISSUES
/ SOCIAL
EMPLOYEE AND
COMMUNITY HEALTH
P R I O R I T I S E D     S D G
GRI /
SASB /
Policies and standards
“ Collaboration and
partnerships to address the
outbreak at local, industry and
national level were considered
as key pillars of AngloGold
Ashanti’s strategy to control
and manage the pandemic.”
Ghana – Obuasi
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MATERIAL ISSUES
/ SOCIAL
continued
Employee and community health
awareness on preventive measures as well
as ensuring access to early diagnosis and
good quality treatment. We introduced various
campaigns for communities on the prevention
of multiple challenges presented by COVID-19,
HIV, malaria, chronic illnesses and other relevant
local issues. This is complemented by mental
health support, which is also available to
dependents. In Ghana the Iduapriem operation
contributed to setting up a breast cancer
screening facility in Tarkwa.
Despite the difﬁculties experienced during this
extraordinary year with disruptions to planned
work, all operations managed to continue
workplace exposure monitoring and met the
annual target of at least 70% monitoring,
especially for noise and dust.
Our Africa operations made signiﬁcant progress
in improving occupational health capabilities:
In Ghana, Obuasi completed an in-house
accredited occupational hygiene laboratory and
the second phase of its baseline occupational
hygiene survey.
A new modernised occupational health centre
was constructed at Iduapriem in order to better
facilitate linkages between occupational hygiene
and occupational medicine.
Geita expanded its baseline occupational hygiene
assessments to include a comprehensive
ergonomics technical assessment by independent
specialists from Muhimbili University in Tanzania.
Siguiri mine in Guinea received more modern
occupational hygiene equipment to monitor noise
and dust.s
As anticipated, the exit of the South African
assets from the AngloGold Ashanti portfolio has
altered the proﬁle of health risk as the majority
of occupational disease cases had historically
been associated with South African operations.
This is mainly due to over-exposures over long
periods of time as well as the high-risk nature of
deep-level mining operations.
For 2020, there were no occupational disease
cases reported outside of South Africa and a
47% year-on-year reduction in all occupational
disease frequency rate (AOFDR) was recorded.
We recognise that this is not a time for
complacency and are focused on a preventative
and proactive approach to employee and
community health.
The start-up of our annual malaria control
programmes across the region was delayed,
but was eventually completed across the African
operations. Our world-class Ghana malaria
programme sprayed over 1 million structures,
protecting more than 1,300,000 people against
malaria and created 1,300 temporary jobs in
local communities. This programme is a public-
private partnership initiative that started after the
successes of the initial AngloGold Ashanti-led
community malaria programme. These were
recognised by the government and nominated
to receive a Global Fund grant to expand
activities. In 2020, the programme operated
in 16 districts of Ghana as well as 45 national
prisons. Based on a strong performance, the
programme secured additional funding from the
Global Fund to continue work in the 16 districts
through years 2021 to 2023.
We continued to use our malaria spraying
platforms to support COVID-19 environmental
hygiene initiatives at both Obuasi and
Iduapriem. This programme received ﬁnancial
support from both AngloGold Ashanti and the
Global Fund.
2016
2017
2018
2019
2020
New cases of silicosis
(number of new cases)
131
107
47
19
6
2016
2017
2018
2019
2020
Noise-induced hearing loss (NIHL)
(number of cases)
147
132
39
20
17
2016
2017
2018
2019
2020
All occupancy disease frequency rate (AODFR)
(per million hours worked)
7.13
7.03
3.29
1.36
0.80
Total number of conﬁrmed COVID-19
cases (employees and contractors)
1,779
Total number of COVID-19 related deaths
(employees and contractors)
13*
Total number of tests conducted
(employees and contractors)
29,029
As at 31 December 2020:
*
Including eight deaths at the
South Africa operations
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At AngloGold Ashanti, the wellbeing of
employees and their protection from injury
and harm is the foundation of who we are
and how we conduct ourselves.
Safety is our ﬁrst value and the board provides
leadership to ensure that safety remains
AngloGold Ashanti’s top priority. The SES
Committee is rigorous in overseeing the
implementation of our safety strategy which
is aligned with recognised leading practice in
global safety standards and systems.
AngloGold Ashanti has made signiﬁcant
strides in improving safety in recent years, by
developing a systematic and integrated safety
strategy fully owned and executed by the
executive and operational leadership teams.
Due to the COVID-19 pandemic, all operations
remain on high alert and we are actively dealing
with operational risks as well as psychological
consequences associated with the virus and
lockdown arrangements. Changes to rosters and
travel restrictions have meant individuals have been
separated from their families for extended periods.
Some of our review work has also had to be carried
out virtually. Comprehensive emergency response
and crisis management plans are in place at all sites
to deal with COVID-19 and all other related risks.
Our group safety strategy, as deﬁned in our 2017
Sustainability Report
(http://www.aga-reports.
com/17/download/AGA-SD17-employee-safety.
pdf)
, established a three-year workplan for the
period 2018-2020. It has provided direction and
guidance to achieve our 2030 aspirational goal of
workplaces free of injury and harm.
We consider a number of areas: looking at
eliminating both high-consequence low-
frequency events and low-consequence
high-frequency incidents through critical
control management; introducing engineering
and higher order controls; and improving
organisational culture and behaviour.
We continue to consolidate progress
made in recent years by reviewing the
safety strategy.
The review process was initiated with a survey,
completed by senior line management and
safety leads, to gain insights on how we can
optimise the strategy to achieve our goal of
workplaces free of injury and harm. We have
developed detailed action plans at a group
level, with the regional and operational leads
adapting and incorporating the strategy into
site improvement plans considering local
circumstances and relevance.
During the year we continued to build on the
same four key focus areas as stipulated in
2018
http://www.aga-reports.com/18/sdr/
material-issues/safety
. These are still relevant
and remain applicable.
MATERIAL ISSUES
/ SOCIAL
EMPLOYEE
SAFETY
P R I O R I T I S E D   S D G
“ We have a systematic and
integrated safety strategy
and we aspire to achieve
workplaces that are free
of injury and harm.”
Ghana – Obuasi
GRI /
SASB /
Policies and standards
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Provide feedback

We believe that a safe environment should
be the outcome of a well-executed tactical,
operational process as opposed to one of
inputs. We support this principle with the
following focus areas:
execution through line
management
improving organisational
culture; information and
knowledge management
technology and innovation
risk management
critical control monitoring
contractor
management
implementing internationally
recognised safety standards
All our operating mines are OHSAS
18001:2007 certiﬁed, with Geita, Iduapriem,
Siguiri, Cerro Vanguardia, Sunrise Dam and
Tropicana Mines already migrated to ISO
45001:2018, with the remaining operations
to follow. The certiﬁcation process has however
been impacted by COVID-19 travel restrictions.
Execution through line
management
Through this focus area, we believe we can
ensure effective structures, clear accountabilities
and that there are competent people placed
in key roles. In 2020, we made progress in
taking the safety discipline framework further.
We updated the ‘Safety Health of Discipline
Framework’, and conducted competency
assessments for Stratum III safety professionals
using the group human resource’s Talent
Management System. The outcome of
the assessments is being used to develop
formalised individual development plans, career
and succession planning.
Safety as a process, and as an outcome, is
ultimately determined by line management,
supported by safety practitioners. The safety
leaders’ team continues to inﬂuence leadership
and safety practitioners, focusing on supervisors
and operators at operational levels and
encouraging all to lead by example.
We aim for leaders at all levels in the
organisation to create conditions for workplaces
free of injury and harm through their focus
on people, work processes and the adoption
of technology.
The monitoring of Safety Leading Indicators
remains high on the agenda to drive line
supervision involvement and participation
in the Safety Management System routines
and rituals. Visible leadership routines have
continued to be strengthened in the year. Line
managers do this to demonstrate leadership
when conducting safety interactions.
Organisational culture
We strive to improve our organisational culture
to achieve a superior safety performance
and continuously engage in a downward
readjustment of risk tolerance. By working with
the Dupont Sustainable Solutions (DSS) model
we have continued with our Safe Production
Project in Brazil. This is a three-year project,
concluding in 2021 and has the aim of
reducing serious injury and recording zero
fatalities and is already yielding positive results.
A recent assessment conducted to review the
level of compliance indicated improvements in
all the categories.
We have a comprehensive number of lead and
lag targets in place to reduce safety incidents.
At a company and site level these form part
of the Deferred Share Plan criteria, which is
reﬂected in the Integrated Report.
MATERIAL ISSUES
/ SOCIAL
continued
Employee safety
Brazil – Serra Grande
CASE STUDY:
Autonomous drill
improves safety at Tropicana
http://www.aga-reports.com/20/sr/stories/
tropicana-automation
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MATERIAL ISSUES
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continued
Employee safety
Information and knowledge
management
In managing a dynamic environment, it is
important that the correct information is
appropriately captured, modelled, shared and
used to improve business decision making –
enabling continuous and step change progress
to achieve goals.
An Integrated Sustainability Information
Management System (iSIMS) for the broader
sustainable development disciplines is
being deployed. This allows for Integrated
Operational Risk Management and trending of
key performance indicators at group, regional
and operational level reporting.
Work on all modules continues and the
incident management and action management
modules are scheduled to go live in 2021.
Using data visualisation, dashboards simplify
complex data sets to provide users with a
quick and easily understood update
on performance.
“ Our safe production strategy continues its focus on achieving our goal of zero harm. It has yielded safety-performance
improvements over time.”
Christine Ramon / Interim Chief Executive Ofﬁcer
Australia – Sunrise Dam
Risk management
Critical control compliance is an important
tool in key decision making and in the
elimination of high consequence events.
Building on the work completed in 2019,
critical controls received increased focus
in 2020. Speciﬁc emphasis has been on
analysing the correlation between critical
control failures in critical control monitoring
and control failures that contributed to High
Potential Incidents.
Through this work we seek to establish a
more holistic and proactive risk management
approach in order to prevent repeat incidents.
Learnings from incidents are communicated
through a formalised process. At the
operational level we continue to focus on the
quality of incident investigations in order to
identify and share key learnings across
the organisation.
We are also involved in a number of external
initiatives outside of the Company in efforts
to promote a safer industry. As an ICMM
(www.icmm.com)
member Company, we
are working in collaboration with some of
the world’s largest miners and equipment
companies to introduce controls to reduce
vehicle related risks.
During the year we completed an assessment
of compliance with major hazard critical
control standards for heavy mobile
equipment and light vehicles. In addition to
the compliance results, the self-assessment
protocol also produced the results in the form
of a maturity curve that will be utilised to map
out current status by operation.
Through contractor management we
ensure that contractor, supplier and partner
relationships are compatible with AngloGold
Ashanti’s vision and values.
Our safety practices and training programmes
extend to contractors. At site level, reporting
on contractors’ safety management,
objectives and targets is in place. We are
working to ensure that the contracting
process allows for the integration of reliable
companies, as deﬁned in the contractor’s
life-cycle management standard.
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MATERIAL ISSUES
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continued
Employee safety
2016
2017
2018
2019
2020
All injury frequency rate
(per million hours worked)
7.71
7.49
3.31
9.39
4.09
9.81
3.14
4.38
3.12
1.74
2.13
4.81
6.56
2.13
2.39*
Employees Contractors
2016
2017
2018
2019
2020
Fatal injury frequency rate
(per million hours worked)
0.06
0.03
0.00
0.06
0.05
0.06
0.06
0.05
0.04
0.03
0.10
0.05
0.07
*
Employees Contractors
2016
2017
2018
2019
2020
Occupational fatalities
(number of fatalities)
5
2
7
7
3
0
5
2
2
1
4
2
6
Employees Contractors
2016
2017
2018
2019
2020
High-potential incidents
(per million hours worked)
210
210
140
140
177
Our performance
Sadly, during the year we lost six of our colleagues in fatal incidents. Fatal incidents are a harsh reminder of the safety journey we must still travel to achieve zero harm at all our operations. Each loss of a colleague remains a shocking and deeply sad event for all of us at AngloGold Ashanti.
Read more on page 6.
Ghana – Obuasi
*
Refer to the data tables
(http://www.aga-reports.com/20/download/AGA-SR20-workbook.xls) for disaggregated disclosures for AIFR and FIFR.
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Our ability to operate successfully is premised
on our engagement with communities in an
atmosphere of mutual respect. Our community
relations activities are guided by our Social
Performance management frameworks that
are inclusive of the Community Relations
Policy and its supplementary management
standards and guidelines.
We remain committed to sharing value with
communities through training and supplier
development programmes and the localisation
of employment and procurement opportunities
on page 7. We recognise the complexity and
diversity of the cultural, economic and social
landscapes where we operate; and aim to
balance our ethical responsibilities, regulatory
requirements and business objectives.
Our host and local communities are faced
with intricate socio-economic challenges
– especially poverty, high unemployment
rates, low economic growth, inadequate
infrastructure and access to basic services.
The COVID-19 pandemic has meant that many
of these challenges have been exacerbated.
Last year reminded us of the importance of
our social performance and its impact on our
ability to maintain our social licence to operate.
At the same time, the pandemic appears to
have reinforced community understanding of
the role that AngloGold Ashanti can play – and
has demonstrated the importance of strong,
trusting and mutually beneﬁcial relationships
with our host communities.
Building relationships
and partnerships
Positive stakeholder relationships are key to
building trust with communities and other
stakeholders, and in so doing enable a
conducive environment where the Company can
contribute to the resilience and sustainability of
communities. Company stakeholder engagement
processes are guided by our Stakeholder
Engagement Management Standard, which is in
line with IFC Performance Standard #2.
We continue to track our social licence
to operate, as an indicator of the level of
acceptability, legitimacy and trust in the
Company by local communities. We also look
to develop other ways to understand and
enhance our stakeholder relationships – for
instance, the community perception surveys
which will be tested from 2021. A key aspect
of managing relationships and partnerships
with communities is the appreciation of
the importance of tradition, and respecting
communities’ customs and hierarchies.
Our operations have community communication
and stakeholder engagement strategies and
implementation plans focused on maintaining
our social licence to operate. These ensure that
our stakeholders, including women and youth,
are informed about issues such as operational
MATERIAL ISSUES
/ SOCIAL
continued
CONTRIBUTING TO
RESILIENT, SELF-SUSTAINING
COMMUNITIES
P R I O R I T I S E D    S D G s
“ We recognise the complexity
and diversity of this
environment and we seek
to ensure a balance of
our ethical responsibility,
regulatory requirements and
the business objectives.”
Guinea – Siguiri
GRI /
SASB /
Policies and standards
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processes and progress, community relations
programmes and activities, and health campaigns.
Although COVID-19 had a signiﬁcant impact
on community engagement in 2020, we were
nevertheless able to make progress on a
number of initiatives, including:
CBOs/NGOs:
virtual engagements to address
legacy issues affecting the communities.
Australia:
work has focused on maintaining
our relationships with Indigenous communities
around our operations on page 57.
Brazil:
perception surveys were conducted
in seven municipalities to evaluate our social,
economic and environmental contribution.
Results are expected at the end of Q1 2021.
Colombia:
at Quebradona, several key
engagements were held with external and
institutional stakeholders in continued efforts
to build relationships and partnerships as the
projects continue in the permitting process.
Ghana:
at Iduapriem, meetings were held with
host community chiefs, Teberebie community
and youth leadership, and the executives of
host community youth associations, focused on
providing more information about ongoing local
economic development projects.
Guinea:
at Siguiri, engagements with the Maleah
Sub-prefect and Mayor, Siguiri prefectural and
Kankan regional authorities resulted in the signing
of the Block 2 MOU for the Foulata Communities.
Mine management also met with the local
Djelitomba “Association of Griots”. We
recognise that griots play an essential role in
social life and the Djelitomba are traditional
communicators who have been conveying
messages since ancient times and participate in
the resolution of conﬂicts within communities.
Tanzania:
at Geita we signed the 2020
Memorandum of Understanding listing
Corporate Social Responsibility projects for
implementation in the 2020/21 period, with the
Geita District and Town Councils.
Given the impacts of COVID-19 on our
community engagement work, AngloGold
Ashanti is working with communities and
wider industry peers to develop alternatives to
in-person engagement, platforms which must
ensure equal access for all parties.
Mitigating current
and legacy impacts
AngloGold Ashanti acknowledges that mining
activities may, at times, impact on communities,
and as such these impacts must be dealt
with fairly and transparently. These impacts
are managed in line with group management
standards adapted from the IFC’s Performance
Standards and the UN Guiding Principles on
Business and Human Rights.
Our social impact management approach aims
to identify and mitigate past, current and future
impacts. Sites are expected to avoid or, where
this is not possible, minimise their impacts on
local communities through project design and
management plans. Grievance mechanisms are
critical to this process. We also remain committed
to proactively consider issues and concerns from
our local and host communities. All of our sites
have grievance mechanisms in place that are
accessible to all stakeholders. The implementation
of the grievance mechanisms is also guided by
our management standards on Complaints and
Grievances, and Community Incident Management.
The implementation of the Community
Information Management System (CIMS) has
enabled us to record, classify and manage
issues raised – and to follow due process when
investigating, mitigating impacts, reporting and
resolving the issues lodged.
Land access and resettlement
Land is a signiﬁcant resource for the
development and operation of our sites. It is
also a critical resource for our communities.
We are careful in the management of land
acquisition processes.
MATERIAL ISSUES
/ SOCIAL
continued

Contributing to resilient, self-sustaining communities
Complaints and grievances in 2020
Country
Operation
Complaints and
grievances received
Number of complaints and
grievances as at 31 December 2020
South Africa Operations 9 3
Brazil Cuiabá Complex 133 12
Córrego do Sítio 92 19
Serra Grande 8 1
Guinea Siguiri 24 3
Tanzania Geita 13 4
Ghana Iduapriem 150
1
127
Obuasi 12 4
TOTAL 432 170
Note: There were no complaints and grievances reported in operations not included in this table.
1
It should be noted that the table reﬂects unresolved cases as at the end of December 2020. The majority of
Iduapriem grievances (about 113) were lodged in the latter parts of Q4 2020 and these were related to blasting impacts, which usually has a longer resolution periods.
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Contributing to resilient, self-sustaining communities
AngloGold Ashanti remains committed to
avoiding resettlements wherever possible and
will undertake them only as a last resort. Our
Land Access and Resettlement Standard
,
in line with the IFC Performance Standard #5,
provides the basis of the Company’s approach.
Where displacement is unavoidable, the
consent of affected people is sought in free
and fair engagement processes. We also
ensure that affected communities are fairly and
promptly compensated for loss of assets, and
acknowledge the obligation to restore or improve
livelihoods in affected communities.
Given that land can be a scare resource in some
jurisdictions, the Company has programmes in
place to coordinate with host governments to
assist in the development and supply of living
space to communities.
During 2020, land-related challenges included
Brazil:
there were 112 land invasions at our
concessions in Nova Lima and Raposos. This is
an ongoing challenge, caused by migration into
urban areas where living space is limited. We
continued our efforts to create partnerships with
municipal governments for the implementation
of low-income housing projects.
Tanzania:
at Geita, the assessment and
evaluation of life-of-mine land requirements is
underway, to establish a sustainable land-use
plan. A strategy for co-existence with the host
community is being developed.
Guinea:
at Siguiri, a revised land acquisition
process to access a haul-road from Block 2,
took place and compensation payments were
made to various impacted stakeholders.
In addition and as part of the IFC’s Compliance
Advisor Ombudsman conciliation process
for the Area 1 resettlement, an independent
resettlement specialist was jointly appointed
to undertaking an independent study on
resettlement, with deliverables including a
Resettlement Assessment and a Livelihood
Improvement Plan for the area where the
communities have been resettled. See more
here
http://www.cao-ombudsman.org/cases/
case_detail.aspx?id=1259
.
Examples of the work we have progressed in
the year:
•
Ghana:
In Iduapriem, the Ajopa Resettlement
was completed and the site ofﬁcially handed
over. The Company has agreed to construct
drainage to prevent ﬂooding in the community.
•
The Mankessim Resettlement Project is
nearing completion after ﬁrst approval was
granted in 2012, in consultation with the
affected community. Sixty-eight houses have
been completed and 65 house owners have
accepted their houses, with three claims
still outstanding.
•
Brazil:
In Serra Grande, the voluntary
resettlement project at the Santos Reis
community (Crixás-GO) is still in progress and
45 of 51 households now occupying their
replacement houses.
•
Colombia:
Quebradona Project: approved
the assessments made by INSUCO and the
implementation plan on the 13 Social Units
of the properties required by the project. In
addition, the social and legal support was
provided during the delivery of Bariloche and
San Antonio properties.
Tokunaso soap project: supporting women’s empowerment
Ghana: Iduapriem mine
The Tokunaso soap project is one example of our continued efforts to target women’s empowerment in line with SDGs 5, 8 and 10. Iduapriem Mine worked with the Municipality and
Department of Cooperatives to design a soap production project thereby developing those with an interest into local entrepreneurs. This three-year project started in 2019 when a consultant was engaged to build the capacity of 30 direct project beneﬁciaries through training and coaching in management practices, soap making, packaging and marketing. In 2020 a soap factory production facility was successfully constructed. Iduapriem has ensured that the Tokunaso
Women’s group has the start-up kits required to produce assorted soap and detergents. During
2020 as we responded to the imperatives of the COVID-19 pandemic, the group was contracted by the mine to supply liquid and carbolic soap to the mine and local community.
Cultural heritage and sacred sites
Respect for the culture and traditions
of our host communities is essential to
good community relations. Our commitment
to legal obligations, adherence to
international standards of good practice,
and our management standard remains
a priority in cultural and heritage
management processes.
•
Ghana:
Iduapriem, Teberebie resettlement:
traditional rites concluded and land purchased
for the relocation of the Teberebie cemetery.
•
Colombia:
Quebradona, an archaeological
artefact (art craft) was discovery at the
exploration site in Jericó and subsequently
reported to the Mayor of Jericó and the director
of the Maja Museum. A legal process to protect
and place the items in the local museum has
been initiated with the relevant authorities.
•
Australia:
an ethnographic heritage survey
was completed during 2020 for the Turing
Project and associated Laverton district areas
in Western Australia. A draft report has been
received with a ﬁnal report pending.
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Contributing to resilient, self-sustaining communities
Guinea – Siguiri
Localisation and inclusive
procurement
AngloGold Ashanti is a critical contributor
to the sustainable development of our host
countries and communities. Our pursuit of
strong governance, compliance with legal
and regulatory requirements, recording and
transparent reporting of our payments and
funding activities, and honest and open
engagements with our stakeholders enable
us to gain trust and ensure accountability
across the group. Our value sharing initiatives
support our efforts to contribute to the UN
SDG to promote decent work and economic
growth (SDG-8).
In 2020 $2.43 billion was spent on procurement,
of which 82% was spent with local suppliers.
Community skills and employment
Local hiring strengthens relationships and
presents opportunities for a more inclusive
and diverse workplace – resulting in long-term
growth and economic diversiﬁcation. 2020 saw
more emphasis placed on local employment
programmes, especially in our Africa region,
where it is a growing expectation from
communities. The implementation of Community
Employment Procedures at various sites
has resulted in increased (mostly temporary)
employment for community members.
Local employment procedures include local
employment targets, which reﬂect the outcomes
of engagements with local stakeholders.
Rice farming project: local
supplier and enterprise
development
Guinea: Siguiri mine
In line with sustainable development
initiatives and the creation of incomes
generating activities beyond ASM, SAG
supported a rice farming project initiated
by the Municipality of Kintinian which
targeted some beneﬁciary groups of
3000 members in three villages, Kintinian,
Mankity and Fifa. The project extends
over approximately 500 hectares of land
donated by the local authorities. The
project also assists in optimising the use
of the land beyond subsistence farming
- the farm is close to the river and plans
are in place to install irrigation for year-
round production. In 2020, 346 hectares
of land was planted with rice. In addition,
three local contractors were awarded
contracts to build a rice storage facility,
agro-technicians accommodation units and
a bridge. Construction work is expected to
be complete in quarter 1 of 2021.
Socio-economic development
AngloGold Ashanti, as a responsible corporate
citizen, endeavors to contribute in the
promotion of socio-economic development
of our local and host communities, through
direct and indirect contribution towards
local and national development initiatives.
The contributions include taxes, royalties,
compensation, rates, and community
development initiatives. Given the different
geographies we operate in, our community
development programmes are premised on the
speciﬁc needs of our host communities.
Our socio-economic development programmes
are designed in partnership with local
governments and host communities to increase
economic growth, stimulate income-generating
opportunities, create employment and nurture
sustainable livelihoods beyond the life of mine.
Investing in the infrastructure surrounding our
operations, and in the health and education of
our communities is not only good for business
but also improves the systems and facilities that
enable resilient and self-sustaining communities
in the long term. All initiatives are undertaken in
collaboration with local governments.
Our community social investments extend
across enterprise and infrastructure
development, education and skills development
and public health initiatives. In Brazil, speciﬁc
laws allow the Company to invest part of the
income tax due in projects approved by the
federal government in areas such as culture,
sport, children and youth, elderly and disabled
people, as well as health (particularly oncology).
Apart from our designated programmes, we
continue to contribute humanitarian efforts in
the form of in-kind donations and voluntary
employee involvement. At Corporate ofﬁce,
the Hearts of Gold employee involvement
programme, established in 2004, was
relaunched during the year. In 2020, a donation
made through the Hearts of Gold initiative,
contributed R200,000 towards Solidarity Fund
for COVID-19.
In Brazil, our employees volunteered in seven
host communities creating awareness towards
COVID-19 and there were 452 voluntary
participants in more than 36 initiatives. This
amounted to 847 hours and more than
6,072 people beneﬁted.
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MATERIAL ISSUES
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Contributing to resilient, self-sustaining communities
The Company also creates value sharing
opportunities for local communities, including
Indigenous Peoples, through our local content
and skills development programmes. Enterprise
Development and SMME support programmes
yielded positive results with an increase in
the number of local suppliers. In Australia, six
indigenous businesses continued to provide
a range of services in 2020. The Company
continued its partnership with Carey Mining,
Australia’s largest privately-owned indigenous
mining and civil contractor, which has been
closely associated with AngloGold Ashanti
for more than two decades and remains an
important service provider to our business.
Community Incidents
Community incidents or events around our
operations or because of our activities that led
to, or may lead to, disruption in communities
and/or AngloGold Ashanti’s operations, can
be self-reported through iSIMS. They can also
be reported by third parties through the sites’
complaints and grievance mechanisms. All
community incidents are managed in line with
AngloGold Ashanti’s Incident Management
Standard. In 2020, 21 community incidents
were reported, and these were predominantly
related to community disputes over ownership
and access to mine ore dumps in South Africa
and demands for procurement and employment
opportunities in Ghana and Guinea.
Our performance
Proportion of spend
on local suppliers
(2019: 84%)
82%
2016
2017
2018
2019
2020
Community incidents*
(number)
2
17
26
32
21
2016
2017
2018
2019
2020
Community investment
(less equity-accounted investments)
($ million)
20.16
24.05
22.25
27.69
20.59
2016
2017
2018
2019
2020
Total procurement spend
($ billion)
1.98
2.29
2.06
2.05
2.58
*
Community incident refers to an event that could
lead or has led to loss of or disruption to AngloGold
Ashanti’s operations, services or functions, and/or
impact on the livelihood of the community. These
are unplanned events that could or have resulted
in consequences to people, the environment, our
operations or reputation, and/or social impacts.
Community investment
spend per focus area
(FY2020)
Social infrastructure 40
Donations and
capacity building
22
Health
18
SME support
10
Education and youth
8
Arts, culture and
heritage
1
Environment
1
%
Strengthening systems
and processes
The Company’s robust social frameworks,
policies, standards, and reliable information
management systems remain the backbone
of the community relations discipline. In
2020, the reviewed community relations
policy and management standards were
socialised. After a successful launch of phase
2 modules in 2019, the Community Information
Management System (CIMS) will now be
integrated into the Integrated Sustainability
Information Management System (iSIMS). The
integration is necessary to ensure integration
with various business aspects, especially the
integration in reporting and management of
sustainability risks and incidents.
Continuous improvement in the reporting
systems and management processes is key for
the effective management of the community
discipline. Social risk management processes
continue to be implemented in line with the
company’s risk management framework,
ensuring that social risks are identiﬁed and
mitigated in a consistent manner across
the organisation. The community relations
discipline relies on Combined Assurance as
a compliance and assurance programme
in place to ensure that risk management,
governance and internal control processes are
operating effectively across the group. This
programme, coordinated by our Group Internal
Audit discipline, was undertaken on an online
platform owing to COVID-19 restrictions and
the gaps identiﬁed during these reviews are
being addressed by site management and
monitored by corporate ofﬁce.
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MATERIAL ISSUES
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continued
INTEGRATED TALENT
MANAGEMENT
P R I O R I T I S E D     S D G s
“ The COVID-19
pandemic has been
a collective learning
opportunity for new
ways of working and
the future of work.”
Ghana – Iduapriem
People are central to our business and we
work to ensure our employees feel valued
and engaged. The flexibility and resilience of
our workforce is highlighted in our collective
response to the COVID-19 pandemic.
The world of work has been changing at a
rapid pace of the past decade and in 2020 the
COVID-19 pandemic has challenged our most
basic assumptions of how we work together.
However, together with a combination of well
organised management response and the
resilience and adaptability of our employees,
AngloGold Ashanti was successful in ensuring
business continuity and competitiveness whilst
dealing with increased uncertainty.
We depend on people to ensure the efﬁcient
operation of our assets and the effective
management of the business. Our operations
are a signiﬁcant source of employment to
the communities surrounding our operations.
From the onset of the pandemic, we have
taken the responsibility to safeguard the
health of our employees and prevent the
spread of the virus as we are aware of the
impact on communities at large. Furthermore,
the Company’s board and Executive
leadership decided that no AngloGold Ashanti
employee should be negatively impacted from
an employment perspective as a result of
COVID-19.
COVID-19 management approach
and operational adaptations
We customised working arrangements to protect
vulnerable employees.
We also implemented a restriction on
non-essential business whilst ensuring key
strategic objectives are still met through
the use of online platforms. In areas where
work is mainly ofﬁce based, we implemented
remote working arrangements and equipped
employees with the necessary tools and
infrastructure to work from the safety of their
homes. This reduced the need for employees
to travel to an ofﬁce environment and work in
conﬁned ofﬁce spaces.
AngloGold Ashanti has introduced COVID-19
Compliance Ofﬁcers throughout the business
to ensure that the adapted workplace protocols
and behaviours are strictly applied.
GRI /
SASB /
Policies and standards
37
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Provide feedback

MATERIAL ISSUES
/ SOCIAL
continued
Integrated talent management
Talent management
AngloGold Ashanti has always recognised
that effective talent management practices
are needed to remain competitive, navigate
the volatile macro-economic environment and
achieve strategic objectives. As such, the
Company has continually strengthened the
operationalisation and maturity of its talent
management processes.
The talent review and succession planning
processes have continued to strengthen internal
talent pipelines. Reviews are continuously
conducted to identify of talent and support
successor development for key roles. During
2020, the Company improved its succession
coverage ratio for critical and key roles.
Representation of women in the talent pool
has increased.
During 2020, 90% of vacancies were ﬁlled by
internal candidates. Amongst these were four
female senior management appointments.
Retention of identiﬁed talent and potential
successors remains a critical focus and
retention risk is continually assessed and actively
managed. A number of retention risk mitigation
strategies have been implemented effectively and
have resulted in approximately 95% retention
rate of AngloGold Ashanti talent in 2020.
Learning and development
Learning and development is aimed at
ensuring employees are equipped to execute
the business strategy and leaders can provide
an empowering work environment. Measures
are continuously introduced to build the
requisite skills and capabilities necessary to
deliver against business focus areas and plans.
Interventions are aligned to future role
requirements and linked to clearly identiﬁed
development needs.
Leadership development assessments for key
successors augments individual development
planning and future talent decisions. A rigorous
approach to succession planning for key roles
is being cascaded through the organisation
and progress is closely tracked.
The Company has continued to promote
learning and development despite the
challenges of COVID-19. The following
sections highlight some of the key learning
and development interventions during 2020.
Chairman’s Young
Leader Programme
Established in 2015, the Chairman’s Young
Leaders Programme (CYLP) develops
and nurtures young talent, enhancing the
Company’s future talent pipeline.
Since inception, the programme has graduated
40 young leaders with female representation
of approximately 53% (alumni and current).
Approximately 78% of the candidates have
been promoted or their scope of work
broadened. The programme has achieved a
retention rate among alumni of about 88% over
the years. Half of last year’s intake were women.
CASE STUDY:
Strong Minds,
Strong Mines
https://www.aga-reports.
com/20/sr/stories/strong-
minds-strong-mines
Chairman’s Young Leaders Programme
Blended learning approach through a range of effective talent development interventions:
Experience
(70%)
Learning on the job and
by doing:
•
Job rotations/developmental
roles e.g. CYLP
•
Acting or deputisation
•
Project work
•
Stretch assignments
•
Operational/site visits
•
Cross functional exposure
Exposure
(20%)
Learning through others
and informally:
•
Executive coaching
•
Mentorship
•
Senior leadership exposure
•
Board exposure
•
Professional / external
forums
Education
(10%)
Learning through structured
and formal programs:
•
Professional qualiﬁcations /
seminars
•
Executive development
programs
•
Managerial and leadership
development programs
•
On line learning
38
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>
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MATERIAL ISSUES
/ SOCIAL
continued
Integrated talent management
Future Leaders
Mentorship Programme
Our Future Leaders Mentorship Programme
launched in September 2018, established
structured mentor/mentee relationships
aimed at skills transfer and accelerated
career development for CYLP Alumni. To
date, 25 young leaders have been trained
on mentorship and matched with mentors
to undertake a 12 to 18-month mentorship
process. Twenty of the 25 relationships
have already commenced.
AngloGold Ashanti
Mentorship Programme
The AngloGold Ashanti Mentorship Programme
was developed as an extension of the Future
Leaders Mentorship Programme offered to the
CYLP alumni.
Due to the COVID-19 pandemic, mentorship
training is being conducted online. To date 93
mentees (44% female and 56% male) have
been trained. The average age of the mentee
pool is 36 years, with an average tenure of 5.2
years. 101 mentors have been trained (26%
female and 74% male), at an average age of 45
years, and an average tenure of 8.7 years.
Online learning and development
The COVID-19 pandemic accelerated the shift
from traditional classroom training to virtual
learning. High levels of participation were noted,
validating the need for employee learning and
development as well as AngloGold Ashanti
user readiness for digital learning. Online
interventions were tested from August to
October with 107 individuals who participated
from Argentina, Australia, Brazil, Colombia,
Guinea, Ghana, Tanzania and South Africa.
The implementation of personalised online
learning is underway. Making use of artiﬁcial
intelligence (AI), learning interventions will be
recommended based on individual development
needs, skills requirements and learning
preferences. The overall aim is to provide a
comprehensive online curriculum to support
AngloGold Ashanti’s blended learning approach
to provide high-impact learning for employees.
Diversity and Inclusion
The Diversity and Inclusion framework completed
and approved by the board in 2019 aligns
group objectives to foster the empowerment of
all staff, irrespective of race, gender, ethnicity,
religion and sexual orientation. It acts as a guide
in the application of the diversity and inclusion
principles, across AngloGold Ashanti operations,
Tanzania – Geita
39
AngloGold Ashanti Limited <SR> 2020
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and ensures consistent implementation of
initiatives and programmes.
Diversity and inclusion is a line management
accountability, in line with AngloGold Ashanti’s
value of treating each other with dignity
and respect.
Governance structures will be put in place to
support all diversity and inclusion objectives.
A Global Women’s Forum has been established,
with executive sponsorship, incorporating
the diversity committees which have been
established in each region.
We have developed a policy framework with
regional and business unit policies on diversity
and inclusion aligned to the group objectives
and the local legislative requirements as well as
HR policies.
In line with Company values and our
commitment to human rights, no discrimination
will be tolerated. Diversity in the workplace as
a concept is something that organisations have
only recently started considering, and signiﬁcant
work is needed to establish overarching
corporate guidelines to ensure diversity.
Organisational culture and management
style also need to be addressed as part of
this and diversity should include a cultural
change across the Company and management
style. This should go beyond ‘number
crunching’ to changing norms and integrating
diversity issues in the leadership practices
and development programmes. All senior
management will have diversity, inclusion
and equity incorporated into their key
performance indicators.
To ensure there is a common understanding
of diversity, inclusion and equity across the
business, the organisation has conducted
unconscious bias workshops across the
organisation. In 2020, 95% of all senior
management, including the board and the
executive committee, attended Unconscious
Bias Workshops through face-to-face
and online platforms. We aim to roll out
this training to all employees during 2021.
These workshops will be aimed at assisting
employees to confront their unconscious
biases, to overcome barriers to inclusion, and
to support implementation of diversity and
inclusion frameworks.
We aim to see equal pay for work of equal
value and will conduct a gap analysis to ensure
there are no unfair income differentials, and
that performance management and appraisal is
equitable to all staff irrespective of race, gender,
ethnicity, religion and sexual orientation.
Find out what we’re doing to build
a diverse and inclusive company
diversity.anglogoldashanti.com
Language
Social
background
Disabilities
Age
Sexual
orientation
Religion
Culture
Gender
You matter
Our diversity is what
makes us stronger
MATERIAL ISSUES
/ SOCIAL
continued
Integrated talent management
CASE STUDY:
AngloGold Ashanti’s
Women’s Forum
https://www.aga-reports.com/20/sr/
stories/group-diversity-inclusion
40
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<SR> 2020
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Localisation
The employment of people from host countries and communities has remained an important priority for AngloGold Ashanti, particularly in Africa. This priority is linked to our Company value and intention to make communities better off through our presence.
Since 2016, we have achieved a 30% reduction in the deployment of expatriate employees. A number of intentional interventions have contributed to this reduction. Internal capacity building through initiatives such as technical assessments, structured development plans, local talent pool mentorship, and international exposure, have contributed to strengthening local talent pipelines.
We realise that there is still much work to
be done to further reduce dependence on
expatriate employees and improve gender
representation in local talent pools. The
Company has set itself a target to reduce
the number of expatriate employees in
Africa to below 100 in the next three years.
To do so, the focus will be on the further
development of leadership skills and key
technical mining and artisanal skills in
partnership with local training institutions.
The regional recruitment
policy has been revised and
reinforced and the Company
has partnered strategically to
advance localisation objectives
The Company has embarked
on an extensive talent mapping
process to identify external
pools of national talent
Graduate programmes are
active across the Africa
Region combined with the
appointment of high potential
local talent in key roles
Extensive mentoring and
lifelong career guidance for
local talent
Provision of ongoing
support and development to
Chairman’s young leaders
within the Africa Region.
MATERIAL ISSUES
/ SOCIAL continued
Integrated talent management
Australia – Tropicana
41
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MATERIAL ISSUES
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Integrated talent management
TANZANIA:
Geita
GHANA:
Obuasi
G H A N A :
Iduapriem
GUINEA:
Siguiri
MALI:
Sadiola
•
86% of employees are unionised in
the bargaining unit.
•
Business union wage negotiations
with the unions and a new collective
bargaining unit was successfully
concluded without strike action and/
or operational disruption.
•
A process was started to renegotiate
the compressed working week
agreement following the termination
notice of the existing agreement by
the trade union (TAMICO).
•
The reintroduction of the Ghana
Mineworkers Union was successful
and there is an understanding that
the level of representation will be
limited and not extend to stratum
1 employees (excluding certain
sensitive positions). 80% of these
employees are unionised.
•
Broad agreement with the union
pertaining the process
of unionisation.
•
A process to conclude a three-year
collective bargaining agreement was
embarked upon.
•
Four unions represent junior staff
and senior staff respectively,
comprising 80% of the employees.
These employees are also subject to
collective bargaining.
•
Collective bargaining and wage
negotiations took place during
2020 and a three-year agreement
was successfully negotiated, wage
discussions for 2021 will convene
during March.
•
94% of employees are unionised
•
Collective bargaining negotiations
for wage and conditions and
services will start between July
and September 2021.
•
In order to bolster relations and
to manage potential conﬂict,
regular capacity building for
union/management on collective
negotiation techniques and
mediation are conducted.
The sale of Sadiola was concluded in
December 2020. A detailed process
for integration with the new owner is
in place as well as initiatives to deal
with any residual issues:
•
While the site was in operation under
our management 99% of employees
there were unionised;
•
A national strike action took place in
Mali during November but our
operations were unaffected.
Employee relations
The AngloGold Ashanti approach to employee relations is predicated on a relationship-based model. We strive to establish constructive relations with our employees and their union representatives based on our Company values and our determination to embed interest-
based collective bargaining. Working closely with our sites we are also at the forefront of ensuring that we comply with local legislation and regulatory obligations. Our employees are highly unionised and the need to build positive relations is part of our overall stakeholder management philosophy. Although employees in Australia and the USA are not unionised, the Company ensures sound employee relations through compliance with labour legislation in these countries, fair company policies and procedures and promoting healthy relationships through effective line management practices.
The following information reflects the key employment relations and engagement activities, which took place in the year.
102-41
Tanzania – Geita
42
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MATERIAL ISSUES
/ SOCIAL continued
Integrated talent management
Our performance
Training and development expenditure
(2020: $m)
South Africa
(including corporate) 5.74
Americas 1.06
Australasia 1.14
Continental Africa 2.82
$m
Board gender representation
Male
56%
Female
44%
%
Male
67%
Female
33%
Executive management gender representation
%
reduction in deployment
of expatriates
30%
2016
2017
2018
2019
2020
Total average number of employees – Group
(number)
52,649
51,480
44,249
34,263
36,952
Tanzania – Geita
COLOMBIA:
BRAZIL:
Corrego do Sitio, Cuiaba
and Serra Grande
ARGENTINA:
Cerro Vanguardia
•
Colombia projects do
not have unions yet.
HR team are working
close to the employees
based on leadership,
continuous conversations
about performance, labor
conditions, solving issues,
leadership and team work.
•
The labor relations
strategy was deﬁned for
construction and operation
for Quebradona project.
•
24% of employees are
unionised (registered as
Union members) in Brazil.
•
99% of employees covered
by collective bargaining
agreements.
•
All operations were able to
successfully conclude wage
negotiations in August 2020
without strike action.
•
90% of employees are
unionised.
•
Salary increases were agreed
until 04/30/2021.
•
The annual bonus payment
(percentage) was agreed.
•
The demands of different
unions are intensifying in all
the mining companies of
Santa Cruz Province (private
guards union, construction
union, truck drivers’ union).
43
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MATERIAL ISSUES
/ SOCIAL continued
We view security as a significant contributor
to business value. Our primary security
concern is the safety of people, which
includes our host communities. We also take
precautions to protect our assets and secure
the operational stability of our mines.
Our approach to security is guided by
policies designed to meet security needs
while respecting human rights on page 55.
We are committed to the Voluntary Principles
on Security and Human Rights (VPSHR)
which serves as the key driver in our security
management practices.
AngloGold Ashanti operates in an increasingly
complex security landscape across all our
jurisdictions where we have a signiﬁcant
presence. We recognise that the security threats
differ and different environments present varying
risk proﬁles. During 2020, we saw heightened
risks across our operations as a result of the
COVID-19 related pandemic and we introduced
measures and initiatives in response. The review
of structures and health protocols has been a
focus, and we have used new technology to
monitor people and protect health.
Security of our employees and our assets is a
priority and as a result of the COVID-19 socio-
economic downturn we saw a rise in general
criminality in all the countries in which we operate.
This required increased engagement with internal
and external stakeholders, especially community
leadership and public security agencies, to ensure
a collective effort in response.
We continue to address the signiﬁcant challenge
that artisanal and small-scale mining (ASM)
and illegal mining activities pose at our sites in
Tanzania, Ghana, Mali, Guinea and Colombia.
We have seen some success from initiatives
and mitigation measures introduced in the last
few years, with a decrease in the number of
injuries and fatalities as a result of ASM and
illegal mining.
A good example of this is at the Siguiri mine in
Guinea where an increase in ASM and illegal
mining activities required a focused intervention
from a social and security perspective. Initiatives
including reviewing technology and manpower
resources, have been rolled-out, leading to
fewer incidents.
SECURITY
P R I O R I T I S E D     S D G s
2016
2017
2018
2019
2020
Fatalities to AngloGold Ashanti security
personnel in the line of duty
(number)
2
2
0
0
0
0
2016
2017
2018
2019
2020
Injuries to AngloGold Ashanti security
personnel in the line of duty
(number)
35
22
30
25
8
In theft
and loss
incidents
25%
REDUCTION
Ghana – Obuasi
GRI /
SASB /
Policies and standards
44
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MATERIAL ISSUES
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Security
The Security Memorandum of Understanding
(MoU) for the use of Public Security Forces was
signed by the Guinea Ministry of Mines and
Geology in the year, a ﬁrst for the extractive
industry in Guinea.
At Geita Mine in Tanzania, the community policing
initiative-in conjunction with the Tanzanian Police
Services continues to yield positive results. We
have seen fewer intrusions and a reduction in
potential conﬂict on the mine site.
We continue to focus our efforts on the review
of our security management practices. This
includes working closely with community
leadership and public security agencies. This
work has meant we have seen a drop in the
incidences of harm to our employees and the
wider community.
Ensuring the security of people and assets
through evolving strategies remains a priority as
we proactively work to mitigate risk.
Cybersecurity
The COVID-19 pandemic and the rapid
move to remote working for many employees
presented signiﬁcant technological challenges.
Through consistent investment in technology,
together with the dedication of our global
technology personnel, the Company
experienced no signiﬁcant disruptions.
Our improved business processes and
increased efﬁciency meant we could pivot
to remote working, leveraging off investment
in digital technology that underpins mobility,
communications and cybersecurity.
Cyber related threats continue to grow,
with malicious parties targeting industrial
organisations with extortion through
ransomware. As a technology-focused
Company, there is a global risk to our
systems. Maintaining cybersecurity across
our operations is an ongoing concern.
Technological innovation is often not highly
visible but these developments, and ensuring
our technology is protected from attack, are
key to the Company’s sustainability.
The cybersecurity team operates a global
24/7 service that monitors all information
technology assets in real-time, scanning for
any imminent threats. We are committed
to minimising the risk to the business and
have incorporated the NIST Cyber Security
framework into our cybersecurity operating
model at all levels. For assurance, all policies
and procedures are reviewed on a regular
basis and audited for compliance.
Digital transformation is disrupting industries
and reshaping how traditional businesses
operate. It allows organisations to automate
manual processes, thereby increasing
productivity and agility. It has the power
to change traditional business models
fundamentally.
The COVID-19 pandemic has been a catalyst
for many organisations that traditionally
were slow to embrace new technologies.
AngloGold Ashanti has a well-deﬁned digital
transformation roadmap with various uses
deﬁned, each with the potential to improve
operational performance, ensure reliable
delivery, compliance to planning, and improve
yields and safety.
An organic approach has been adopted in
the deployment of these transformational
technologies, allowing for experimentation
and ﬂexibility. Technologies are ﬁrst piloted
and tested thoroughly on a small scale at
one operation, and once the beneﬁts are
validated, are adopted at other operations.
AngloGold Ashanti is in various stages
of the implementation of several of these
transformational technology-based solutions,
including, but not limited to autonomous
drilling, real-time fatigue detection and
monitoring, accident collision avoidance,
vehicle condition monitoring, plant anomaly
detection, robotic platform automation and
training bots.
2016
2017
2018
2019
2020
Fatalities to community members related
to security intervention
(number)
0
1
2
0
0
2016
2017
2018
2019
2020
Injuries to community members related
to security intervention
(number)
36
32
40
49
35
CASE STUDY:
Adjusting security
systems to respond to COVID-19
https://www.aga-reports.com/20/sr/
stories/covid-security
45
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Our environmental stewardship activities
are focused on managing the impact of our
operations on land, water, air and energy
resources. Our programmes are governed
by the Group Environment Policy, Standards
and Guidelines. A number of programmes
were progressed, and others completed,
during the year.
In common with many industries, the COVID-19
pandemic and subsequent national lockdowns
and travel restrictions introduced changes to the
status quo in the mining industry. Environmental
authorisation processes were amongst those
impacted, requiring our environmental staff
to evolve innovative approaches to ensure
that permits, critical for the continuation of
operations, were obtained.
In Brazil, to limit delays in several licensing
processes caused by travel restrictions on
regulators conducting site inspections, the
team worked with regulators to provide
focused drone video footage of project areas.
In Colombia, the National Environmental
License Authority (ANLA), mindful of the
limitations that social distancing has on
public consultation around the Quebradona
Environmental Impact Assessment (EIA),
worked with us to overcome the challenge of
holding traditional town hall sessions. This has
included the design of virtual engagements,
to be run in 2021, with the emphasis on
ensuring equal access to all parties and
that the legitimacy of the permitting process
remains the absolute priority. In some cases,
however, as was the case with Siguiri in
Guinea, extended delays due to COVID-19
restrictions resulted in a few environmental
permits expiring before the renewal processes
could be completed. Despite the challenges,
the Guinean environment regulator undertook
a public consultation and site veriﬁcation for
the proposed Siguiri Block 2 mining project,
granting the environmental permit within the
anticipated timeframe.
Our environmental stewardship approach
involves managing the impact of our operations
on air and water resources and using natural
energy resources efﬁciently. We also work
to rehabilitate previously disturbed land and
protect valuable biodiversity in areas where
we operate. At site level, these management
processes are governed by our Group
Environment Policy, Standards and Guidelines.
Each operating site’s environmental controls
are implemented through its Environmental
Management System (EMS), which is certiﬁed
to the ISO 14001:2015 standard. COVID-19
travel restrictions also impacted on some
sites’ EMS recertiﬁcation processes, which in
MATERIAL ISSUES
/ ENVIRONMENT
ENVIRONMENTAL
STEWARDSHIP
P R I O R I T I S E D     S D G s
“ Effective stewardship
of the environment is kept
in focus as we work to meet
business objectives.”
Ghana – Obuasi
GRI /
SASB /
Policies and standards
46
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MATERIAL ISSUES
/ ENVIRONMENT
continued
Environmental stewardship
agreement with respective auditors, underwent
virtual audits of their management systems
to the extent possible, with ﬁeld veriﬁcations
to follow once travel restrictions are lifted. The
combined assurance audits through which we
assess conformance against our Environmental
Standards were similarly impacted, resulting in
remote reviews of an operation’s performance,
also to be augmented once restrictions are lifted.
Despite the operational challenges, AngloGold
Ashanti’s environmental teams continued to
progress several initiatives through the year
with a number of programmes completed.
An example is our Obuasi redevelopment project
in Ghana, where we developed an enhanced
management operating system, clearly setting
out the accountabilities and workﬂow maps in
between the environment line functions.
Audits and certiﬁcation
updates
The pandemic had a varied impact
on certiﬁcation processes and audits
throughout our operations.
•
Sunrise Dam’s Cyanide Code was
successfully recertiﬁed.
•
An online International Organization
for Standardization (ISO) surveillance
audit was completed for the Generative
Exploration unit.
•
At Cerro Vanguardia virtual follow-up
audits of the ISO management system
were performed.
•
Remote audits successfully completed
at Iduapriem and Siguiri. Physical site
veriﬁcations to follow when COVID-19
restrictions are eased.
Incident description
Immediate and corrective actions
On 16 January 2020, an engineering team
at Siguiri mine was preparing to connect the
new Tinkisso river water supply pipeline to
the existing raw water pipeline at the Return
Water Dam area, 1.7km from the Siguiri
processing plant.
The team needed to drain the existing pipeline
to complete the tie-in. Unfortunately, the tailings
Return Water pipeline running alongside the
existing raw water pipeline, was opened and
drained for three hours.
The drained water, assumed to be raw river
water, was directed to the nearby Diamon
stream. The team was alerted to their mistake
and immediate remedial action was taken.
Hydrogen peroxide was dosed to neutralise any
potential residual cyanide in the process water
and the stream was diluted with raw water from
the Tinkisso River.
The nearby community was advised of the
incident and community warders were stationed
to prevent human and livestock access.
The Siguiri Environment Directorate was notiﬁed
and invited to site for sampling
and assessment.
Water quality sampling continued until the
impacted stream was conﬁrmed as being
safe. Within four days, sample results showed
complete dissipation of the impact downstream
of the spillage location.
Power outages during mid March at Siguiri
mine’s Wartsila power plant resulted in the
overﬂow of the mills and various process
plant tanks.
This occurred while construction to upgrade
the plant’s pollution dam was underway and
temporary spillage control infrastructure was
being used.
An estimated 25m³ of the water being held in
the temporary containment system, seeped
through the slightly porous laterite wall, pooling
outside the fenced area and was discovered
during a security patrol.
Samples recorded contaminants higher than the
IFC efﬂuent standards.
The area was immediately barricaded, and
samples collected and analysed.
Hydrogen peroxide was applied to the ponded
water to neutralise any cyanide present and the
water was pumped back to the plant.
Reportable environmental incidents
to ISO 14001:2015
to International Cyanide
Management Code
94% certiﬁed
87% certiﬁed
2016
2017
2018
2019
2020
Environmental incident rate
(number of incidents per million tonnes mined)
1.77
1.43
1.43
1.25
1.51
Obuasi will initiate work towards ISO14001 and
ICMI recertiﬁcation during 2021
47
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MATERIAL ISSUES
/ ENVIRONMENT
continued
Environmental stewardship
Incident description
Immediate and corrective actions
On 5 June 2020, a leak developed on a section
of Cuiabá mine’s tailings pipeline, located
between the plant and the TSF.
Most of the material spilled onto the unpaved
TSF access road, but despite additional
measures to contain the spill with geotextiles,
an estimated 5m³ entered the Cuiabá Creek
via a system of stormwater ditches and
sedimentation sumps.
Samples of the impacted stream found
manganese and turbidity outside of
compliance limits.
The residue pump system was stopped and
work to repair the pipeline initiated.
In parallel with clean-up operations of the road
and the stormwater drainage system, water
quality and sediment monitoring downstream of
the site was initiated.
Mine staff informed the environmental
authorities and key stakeholders, including
community leaders.
Monitoring of the watercourses showed the effect
to have completely dissipated within two days.
Fine tailings material on the banks of the Sabará
river was later cleaned up.
On 20 June 2020, a buried pipeline conveying
impacted storm water from Obuasi mine’s
dormant Pompora TSF facility, for treatment
at the Pompora Water Treatment plant, was
reported to be leaking.
An estimated 200m3 of impacted stormwater
was released to the clean stormwater
bypass canal running alongside the TSF and
discharging into the Kwabrafo stream.
Subsequent investigation found that the pipe
was likely damaged by earth moving equipment
passing next to it, but being buried, the damage
remained undetected until rain was being routed
off the TSF.
Water samples taken at the incident site and
downstream in the Kwabrafo river showed
contaminants above the Environmental
Protection Agency (EPA) efﬂuent quality
guidelines. However, throughout 2020, this
has been characteristic of this part of the
Kwabrafo river, in large part due to illegal mining
disturbance in the watercourse.
Incident description
Immediate and corrective actions
A leak on Mineração Serra Grande’s tailings
pipeline was detected by mine staff during
inspections at the end of June 2020.
On evaluating the extent of the spill, it was
discovered that released slurry had reached the
Vermelho River via a natural drainage path.
Water sample results taken in the river did not
detect any appreciable changes in its water quality.
Community and local authority representatives
enquired about the incident and responses were
provided by mine staff.
The pumping systems were immediately shut
down and the leak was repaired.
The environmental authority and key
stakeholders (including community leaders) were
notiﬁed and the environmental agency visited
the site on the subsequent two days.
Samples of water, soil and sediment were
collected by the environmental agency authority
and Serra Grande staff.
The mine was requested to provide the
regulator with additional information such as
water, soil/sediment analyses and ﬁndings from
its internal investigation.
Following a 40mm rainfall event in mid July,
on the Saddle 3 area of Siguiri mine’s TSF, a
large volume of stormwater runoff accumulated
against Saddle 3’s paddock wall. The paddock
system is designed to contain runoff from the
outer slopes of the cycloned TSF wall.
Static pressure from the standing water caused
a rathole to form at the base of the paddock
wall, allowing the stored water to be released
onto the TSF perimeter road. This overwhelmed
a secondary containment bund located
outside of the TSF perimeter road and the spill
continued beyond the TSF outer fence, onto
community-owned cashew farms.
Water samples showed some contaminants were
above the IFC Efﬂuent Discharge Standards.
The impacted area was secured to prevent
further discharge outside the TSF fence and to
avoid any livestock accessing the spillage.
Detailed incident and geotechnical
investigations noted the primary cause to
be improper maintenance of the paddock
containment system, which allowed water
ponding in a single area.
The paddock was reconstructed with segments
to prevent a recurrence and with facilities to
regularly remove accumulated silt.
48
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Environmental stewardship
Incident description
Immediate and corrective actions
After searching for the source of sporadically
elevated levels of contaminants in a nearby
stream, on 30 July 2020, the Obuasi mine’s
environmental monitoring team discovered a
vandalised HDPE pipeline discharging water into
a drainage system.
On investigation it was found that a ~3m portion
of the pipeline had been removed and stolen by
unknown person(s).
The source of the water was identiﬁed as a bypass
stream from the water treatment plant, which
intermittently directs excess process water to the
mine’s Pond 3 facility, for temporary storage.
After the ﬂow was stopped, the missing portion
of the line was re-installed.
At the time, theft had been a signiﬁcant issue
on the mine footprint, with other materials
being stolen from sites where construction
was ongoing.
The incident was reported to the Ghana
EPA who requested the mine to share its
investigation outcomes, and recommendations
on preventing similar incidents.
At the Obuasi mine during mid November, the
crew of an engineering contractor was tasked
with installing a new 400mm isolation valve on
the South TSF return water pipeline
The task required draining residual water from
a partly opened ﬂange on the pipeline, to a
predetermined containment zone. However,
when the supervisor left his crew to fetch
some additional tools, they further opened the
ﬂange to increase the ﬂowrate of the water
being drained.
This resulted in process water overrunning the
intended containment zone, and spilling an
estimated 25m
3
into a storm drain that leads to
a natural wetland area.
Samples at the point of the release recorded
contaminants in excess of the EPA guidelines.
Fortunately, upstream and downstream
analyses did not show a determinable impact
from the event.
On discovery, the ﬂange bolts were immediately
retightened and the work halted. It was only
recommenced after water levels on the TSF had
sufﬁciently reduced and the pipeline fully emptied.
Approximately 75% of the water was pumped
back from the concrete containment area to
the TSF.
The need to ensure adequate supervision for
all tasks and that they are executed to plan,
was reiterated with all AngloGold Ashanti
and contractor staff, as well as the need to
consider potential environmental impacts
during job planning.
Ghana – Obuasi
49
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In 2019, to align our water reporting with the
ICMM Consistent Water Reporting guide, we
undertook an analysis of our operating sites’
water context using the WWF (World Wildlife
Fund) Water Risk filter. This has been updated
during 2020, and we have elevated the profile of
water scarcity in our overall reporting on water.
In Tanzania, proof of concept trials for in-situ
groundwater remediation were undertaken
downstream of Geita mine’s TSF. These
proved to be successful and we are planning
for full implementation of this in-situ sulphate
remediation methodology.
During 2020, the AngloGold Ashanti operations
in Brazil completed updates to their water
accounting systems. In addition, water balance
scenarios were run to simulate the effects of
decommissioning existing TSFs, in response to
new legal requirements, and transitioning to TSF
ﬁltering and dry stacking technology. This work
is essential in informing the future water use
needs at each mine site.
In 2020, our overall water use intensity shows an
increase. This metric reﬂects water withdrawn
from the environment to offset production-
related consumption losses. To a small degree,
MATERIAL ISSUES
/ ENVIRONMENT continued
WATER
P R I O R I T I S E D     S D G s
Tanzania – Geita
In-situ water remediation
at Geita
AngloGold Ashanti is rolling out a novel
in-situ water remediation project at the
Geita mine in Tanzania, working with a local
Tanzanian/German joint venture partner
that will use a process where naturally
occurring bacteria directly remediates
sulphate in groundwater.
The technology – known as In-situ TSF
Bioremediation – is ground-breaking.
The AngloGold Ashanti team worked to
adapt it to the mining context, making them
the ﬁrst to introduce it on a mine site.
The fact that the remediation takes place at
the site of contamination is key, as it means
the process has a very low environmental
impact. It can be used instead of more
intrusive water remediation solutions such
as constructing a water processing plant,
digging trenches and pumping the water
back to a TSF.
With a successful concept study
completed last year, the project is to be
rolled out in three phases at Geita. This
in-situ remediation approach has scope to
be applied at other sites where it could be
used not only at TSFs, but around pits as
part of decommissioning.
The process uses naturally occurring
bacteria in the ground water to remove
contaminants such as sulphate and nitrate
and because the bacteria is in-situ, the
process, once established, will become
self-sustaining after a few years.
For the process to work, a carbon
source – in this instance, vegetable oil – is
introduced to the impacted area, providing
food for the micro bacteria. A combination
of sulphur, sulphate and nitrate reducing
bacteria carry out the remediation.
After acclimatising, the bacteria convert the
nitrates to nitrogen gas and precipitate the
sulphates to physical sulphides. Vegetable
oil is added over the course of a few
months, while the team determines how
much, and how often, this needs to take
place in order to sustain the contamination-
busting bacteria. This process will, over
time, build a barrier that prevents the spread
of sulphate enriched water beyond the
reaction zone.
GRI /
SASB /
Policies and standards
2016
2017
2018
2019
2020
Water use intensity
(kilolitres per tonne treated)
0.59
0.61
0.57
0.59
0.68
this change is ascribed to COVID-19-related
throughput disruptions, but it also signals an
ongoing change in AngloGold Ashanti’s asset
mix, with South African operations only included
up to September 2020 and the effects of
production ramp-up at Obuasi mine.
50
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MATERIAL ISSUES
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Water
Other Managed Water: water diverted to the environment, not used in production tasks
13,895ML
21,252ML
extracted from surface water
18,250ML
extracted from groundwater
7,903ML
imported from water utility suppliers
23,341ML
harvested from rain on process facilities
64,730ML
consumed through evaporation,
entrainment and other task losses
6,016ML
treated and discharged to surface water
261,541ML
needed to
sustain core
operational
site tasks of:
Surface and underground mining
Underground mine cooling
Ore milling and processing
Tailings transport and deposition
Dust suppression
Dewatering
Water Sanitation and Hygiene
(WASH) services
73%
reused water
Ghana – Obuasi
Our interactions with water
Source: WWF Water Risk Filter
Arid and semi-arid
57%
Arid and semi-arid (low quality groundwater)
25%
Arid and semi-arid (utility water)
19%
Arid and semi-arid (surface water)
13%
Tropical (surface, ground and utility water)
30%
Dry sub tropical (surface water)
13%
Group site water
sources and local
climate type
(%)
High stress
17%
Moderate stress
75%
Low or very low stress
8%
Percentage of sites
by catchment stress
category
(%)
190,762ML
reused water
51
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Climate change remains a focus and the past
year saw the formation of an internal Climate
Change Working Group (CCWG). Its members are
drawn from key functions and from across our
operating regions. The primary purpose of the
working group, whose mandate is secured by
the Executive Committee, is to lead the
development of an updated climate change
response for the Company.
Its work broadly includes:
•
developing new climate change objectives
for AngloGold Ashanti that will enhance the
climate resilience of our operations and
host communities
•
framing further climate mitigation targets
that are aligned with our business plans
and supported by internal climate
performance incentives
•
implementing the recommendations of
the Task Force on Climate-Related
Financial Disclosure.
The CCWG’s work in 2020 focused on
reviewing the extent to which climate-related
issues and risks are integrated into the business
and on updating our knowledge of the physical
climate risks in the locations where we operate.
Physical climate risk assessments were
undertaken for all our operations using current
climate models under three Representative
Concentration Pathway (RCP) scenarios.
These virtual workshops were facilitated by
Acclimatise, a leading physical climate change
specialist and included outlining of climate
adaptation plans for each operation. Over 2021,
these adaptation plans will be further reﬁned
and their implementation initiated.
The sale of our South African assets during the
third quarter resulted in a reduction in our overall
carbon emissions, more than offsetting those
attributable to Obuasi mine’s ramp-up.
In 2008, the Company targeted a 30%
reduction in the GHG emission intensity of its
MATERIAL ISSUES
/ ENVIRONMENT
continued
CLIMATE CHANGE
AND ENERGY
P R I O R I T I S E D     S D G s
“ Physical climate
risk assessments
were undertaken for all
operations in 2020.”
Ghana – Iduapriem
portfolio by 2022, off a 2007 base. This was
reached by 2018 and although 2020 saw a
slight increase in carbon emission intensity,
it remained 43% below 2007. We have also
achieved a 48% reduction in absolute carbon
emissions since 2007.
While the portfolio’s long-term emission
reductions are partly due to changes in the
Company’s asset mix, material reductions were
delivered by energy-efﬁciency and fuel switching
projects. Our Quebradona project in Colombia
is expected to use power from the national grid,
which is predominately hydropower.
GRI /
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MATERIAL ISSUES
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Climate change and energy
2016
2017
2018
2019
2020
GHG emissions
(kilotonnes)
4,062
3,953
2,571
2,570
2,337
2016
2017
2018
2019
2020
GHG emissions intensity
(kilograms of GHG per tonne treated)
48
46
32
32
33
2016
2017
2018
2019
2020
Energy consumption
(petajoules)
28.55
29.76
25.38
26.32
25.57
2016
2017
2018
2019
2020
Energy intensity
(gigajoule per tonne treated)
0.33
0.35
0.32
0.33
0.37
Brazil Serra Grande
2010
2009
2008
2007
kg of GHG per tonne treated
41.3kg/TT target line 30%
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Combined Scope 1 and 2 emissions intensity
0
10
20
30
40
50
60
70
61
60
60
59
58
54
45
43
45
48
46
32
32
33
2010
2009
2008
2007
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
Combined Scope 1 and 2 absolute GHG emissions
(Million metric tonnes)
0
1
2
3
4
5
4.5
4.5
4.5
4.5
4.3
4.5
4.6
4.6
4.2
4.0
4.0
2.6
2.6
2.3
-48%
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The ICMM, UNEP and PRI co-convened
a global tailings review to establish an
international tailings management standard.
The review was led by Dr Bruno Oberle and
has culminated in the launch of the Global
Industry Standard on Tailings Management
(GISTM) at a virtual event in August 2020.
The standard places a strong emphasis on
community engagement, governance and
independent review.
Through its membership of the ICMM,
AngloGold Ashanti has committed to implement
the GISTM at all facilities classiﬁed with very
high and extreme potential consequences within
three years, with the balance being completed
within ﬁve years of the launch.
This means that, in three years, most of
AngloGold Ashanti’s sites will be GISTM
compliant. The group’s geotechnical team
has developed a gap assessment against the
GISTM’s requirements for roll-out to operations
starting in 2021.
We have developed a detailed framework for our
tailings management practices that sets principles,
standards and guidelines for the construction,
management and oversight of TSFs. We focus on
the sound management of all phases of the TSF
lifecycles and recognise that each TSF is unique
and that there is no single design or operating
technique that can be adopted universally. This
tailings management protocol places AngloGold
Ashanti in a strong position in relation to
compliance with the standard.
Following the sale of our South African and Mali
operations, AngloGold Ashanti now manages
22 tailings facilities, down from 34, with 15
active TSFs and 7 inactive (dormant).
The failure of the Brumadinho TSF in Brazil
prompted signiﬁcant amendments to relevant
legislation. These changes have prompted
amendments to our operating methods, and
our operations in Brazil are currently working on
converting to dry-stacking operations in advance
of decommissioning of their existing TSFs.
In accordance with Brazilian legislation,
automated scanning stations have been
installed on TSF slopes to track and detect
movement. The system is set to trigger
warning sirens in line with the emergency
preparedness and response plans that have
been tested with affected communities.
MATERIAL ISSUES
/ ENVIRONMENT
continued
TAILINGS
MANAGEMENT
P R I O R I T I S E D     S D G
“ We have a robust
governance framework
of tailings storage
facilities.”
Cuiaba Tailing Storage Facility
“ The TSF oversight system includes
specialist in spections, external third-party
reviews, mechanisms for reporting risk
and tracking mitigation measures.”
GRI /
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Respecting Human Rights is embodied
in our values – from valuing the safety
and health of individuals, treating every
individual with dignity and respect, to
valuing communities and the environment.
We recognise that the issue of human
rights cuts across the entire business and
extends to our business partners including
supply chain, state actors and joint venture
partners, and public and private security
providers. At AngloGold Ashanti, human
rights continue to be material to the
Company as we acknowledge the potential
for our activities to impact them.
Our approach to human rights is guided by
our
Human Rights Policy
and
Human Rights
Due Diligence Standard and Guideline
. Our
framework is informed by the Universal
Declaration of Human Rights (UDHR) and
the United Nations Guiding Principles for
Business and Human Rights (UNGPs). We
refer to all internationally recognised human
rights as expressed in the International Bill of
Human Rights and the International Labour
Organisation Declaration on Fundamental
Principles and Rights at Work. See more
on employee and labour relations, diversity
and inclusion on pages 40-43. Our policy
is consistent with the 10 principles of the
United Nation’s Global Compact (UNGC). Our
commitment includes the rights of indigenous
peoples, women, children and other groups
in society whose situation may render them
particularly vulnerable to adverse impacts on
their rights.
MATERIAL ISSUES
/ CROSS-CUTTING
continued
HUMAN
RIGHTS
P R I O R I T I S E D     S D G s
“ We have processes
in place to identify,
prevent, mitigate and
report on our impacts
on human rights.”
mandatory human rights due diligence (HRDD)
and reporting regulatory requirements such as
the Modern Slavery Act. The European Union is
already looking at introducing legislation during
2021 to ensure companies prevent human rights
impacts. In Australia the Modern Slavery Act
passed in 2018 requires that we report annually
on the risks of modern slavery in our operations
and supply chains, and actions taken to address
those risks. See more on pages 65-66.
2020 was a year like no other as the COVID-19
pandemic presented extraordinary challenges.
Our focus was to ensure closer engagement
with internal and external stakeholders as we
worked to address the human rights concerns
intrinsic to protecting the health of our employees
and communities. Please see more about our
COVID-19 humanitarian efforts on page 25.
We have set ourselves the 2030 human
rights aspirational goal of “No human rights
violations” in line with the SDGs. As such
we continue to embed the culture that
every AngloGold Ashanti employee has
the responsibility to uphold human rights
principles. We follow processes to enable
the remediation of any adverse human rights
impacts we may have caused or contributed
to. Potential human rights violations and
allegations are generally self-reported. All
operations have grievance and independent,
anonymous whistle-blowing mechanisms to
ensure that all grievances and allegations are
investigated and actioned accordingly.
The human rights landscape is quickly shifting
with government and regulators moving towards
Guinea – Siguiri
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Embedding Human rights
into the business
Our journey began in 2017 with HRDD
assessments done at all our operations to
set the baseline. By 2019, the assessments
commenced at a Group level to continue
embedding HRDD and assess progress from
our baseline. Continued Group-level HRDD
assessments at all our operations during 2020
were delayed as a result of the COVID-19
pandemic. Self-assessment reviews were,
however, completed across our portfolio, and
virtual group-level assessments conducted at
Iduapriem, as part of the internal combined
assurance audit. We are mindful that we
cannot allow any complacency to creep into
our business, particularly given its scale and
diverse operating footprint. We therefore
continually seek ways to improve our human
rights performance. We provide human rights
awareness training in the form of induction,
classroom-based, refresher or online training.
During 2020, a total of 11,574 people received
human rights awareness training. We are also
conducting a comprehensive review of the
Human Rights framework, with the view to
relaunching programmes and initiatives
during 2021.
Human rights and security
As a member of the ICMM, AngloGold
Ashanti actively participates in the ICMM
Security and Human Rights Working
group designed to promote human rights.
We continue to participate in the Voluntary
Principles on Security and Human
Rights (VPSHR) initiative, a collaboration
between companies, governments
and NGOs. These principles provide
guidance on AngloGold Ashanti’s broad
approach to security management (see
Security). Within this context, our ongoing
interaction with public and private security
providers plays a central role in ensuring
our security service providers maintain
AngloGold Ashanti’s standards. In 2020,
99% of security personnel received
training on the VPSHR, and the respect
for human rights.
Human rights and
responsible sourcing
Our approach to responsible sourcing
demonstrates our understanding of the severity
of potential human rights infringements in our
supply chain, and the reputational risks this
could hold for the Company. As such, we
maintain our commitment to ensuring that
we assess and investigate the ethics, labour
and environmental practices of our direct and
indirect suppliers. With our
Supplier Code
of Conduct
we aim to provide our suppliers
with clear guidance on our expectations for
their behaviors and business practices. We
continue to apply our supplier self-assessment
questionnaire (SAQ) to better monitor and
track performance in this regard. During
2020, we undertook to update our SAQ to
encompass the modern slavery requirements
which focus on potential modern slavery risks
in our supply chain.
Human rights and
gender-based violence
Gender-based violence is a topic that invokes
sadness, grief and anguish. It is not an
easy issue to tackle, but we recognise that
businesses have an important role to play
and a lot to gain by their efforts in this regard,
including improved overall performance,
productivity and retention. The victims of
gender-based violence deserve our efforts.
MATERIAL ISSUES
/ CROSS-CUTTING
continued
Human Rights
“A key component of the AngloGold Ashanti Human
Rights Framework is the implementation of a Human Rights
Due Diligence assessment across the group ”
Tanzania – Geita
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MATERIAL ISSUES
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Human Rights
In 2018, UN Secretary General António Guterres
described violence against women and girls as
a “global pandemic” and “a mark of shame on
all our societies.” Indeed, gender-based violence
affects 1 in 3 women globally. Of its many
forms – including physical, sexual, psychological
and economic – physical and sexual violence
carried out by intimate partners, or domestic
violence, is the most widespread. Among their
many negative effects, domestic violence and
sexual harassment interferes with women’s
full and equal participation in the workforce.
They impair employees’ physical and mental
health and well-being, leading to stress, anxiety,
loss of self-esteem, motivation, and even job
loss. It also affects women’s opportunities for
advancement and career progression.
Women usually bear the brunt of gender-
based violence, although others are also at risk,
including members of the LGBTQI community.
We aim to support our employees through a
suite of policies and procedures including our
Sexual Harassment Policy
, whistleblowing
policy, reporting and grievance mechanisms.
We continue to create awareness across the
business through staff brieﬁngs and encouraging
staff to sign up and support the various initiatives
such as the He4She movement, an initiative of
UN Women. AngloGold Ashanti supports the
international campaign for 16 Days of Activism
against gender-based violence. We also continue
to work in partnerships with the various
NGOs and/or places of safety.
In 2020, AngloGold Ashanti through the
Corporate CSI Fund contributed $17,000
towards the purchase of equipment for the care
and maintenance of the Frida Hartley Shelter,
a refuge and recuperation space for abused
women and children including programs to aid
the healing process and empowering women
with skills to be able to stand on their own.
Through the AngloGold Ashanti Chairman’s fund,
the company supported the Institute of Healing
Memories with funding of $67,000 towards
the organisation’s Gender Based Violence
programme and social cohesion dialogues
across a few provinces in South Africa.
The rights of Indigenous Peoples
Embedded in our values is the understanding
and respect for the values, traditions,
and cultures of the local and Indigenous
Communities in which we operate. Although
only our operations in Australia are close to
indigenous communities. AngloGold Ashanti
seeks to ensure that our interactions with
Indigenous Peoples are in keeping with the
basic human rights and their social, economic
and environmental interests. We are guided
by our human rights framework and the
Indigenous Peoples Management Standard
Ghana – Iduapriem
which aligns to the International Standards
and conventions including the ICMM Position
Statement on Indigenous Peoples and the
IFC’s Performance Standard 7 on Indigenous
Peoples. The principles of free, prior, informed
consent are therefore largely applied in all
our interactions with host communities and
indigenous peoples, focusing on good faith
negotiation. In addition, our Cultural Heritage
and Sacred Sites Management Standard, also
supports our focus on the rights of Indigenous
Peoples. We contribute through various
programmes aimed at providing opportunities
for participation in employment, education,
gender equality, inclusive procurement
amongst others.
57
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Even though the roll out and/or implementation
of most projects was impacted by COVID-19
restrictions, we were able to assess a number of
our programmes virtually or by other appropriate
means. In response to COVID-19, we were able
to contribute signiﬁcant funds to the Royal Flying
Doctor Service, Foodbank and Lifeline (a free
mental health service) through our membership
of the Gold Industry group in Western Australia.
Other immediate needs for communities in
Laverton and Kalgoorlie were met through
sourcing hand sanitiser stations, soap and
community hand washing machines.
Our Indigenous Employment Programme known
as “Get into Mining” saw seven trainees who
started the programme in 2019 successfully
graduate and transition into full-time roles at our
Tropicana Gold Mine during 2020. This was the
third successful delivery of the programme by
AngloGold Ashanti and its business partners
Macmahon and Carey Mining.
As part of our education programmes, we
started supporting the Dandjoo Darbalung
initiative in partnership with JV partner at
Tropicana Gold Mine, IGO, Sunrise Dam mining
contractor, Barminco, and Sandﬁre Resources.
Through the partnership, we have committed
to a three-year sponsorship of this programme
to provide support for Aboriginal students with
their tertiary studies while encouraging and
nurturing their cultural identity.
As a founding member of the Laverton
Leonora Cross Cultural Association
(which adopted a new constitution and
new name to become the Laverton Cross
Cultural Association Inc. in 2019), we
continue to provide management support
to the association. This community-based
association is a collaborative project also
supported by Glencore, Lynas Corporation
and Gold Fields, as well as local Aboriginal
organisations, pooling their resources to
generate stronger and more sustainable
local community-based initiatives. The LCCA
operates as a community hub, which includes
an art gallery for Aboriginal artists to display
and sell their works, a women’s room for arts
and crafts projects and a workshop shed,
which is used for a range of activities from
wood working to music programmes.
MATERIAL ISSUES
/ CROSS-CUTTING
continued
Human Rights
2016
2017
2018
2019
2020
Number of reported human rights
incidents under VPSHR
(number)
2
3
0
0
0
2016
2017
2018
2019
2020
Number of human rights
allegations under VPSHR
(number)
6
2
1
3
0
Our performance
people received
human rights
awareness training
13,483
Australia – Tropicana
New suppliers screened in 2020
%
Using labour practices criteria 46
Using human rights criteria 46
Using environmental criteria 46
Using impact on society criteria 51
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MATERIAL ISSUES
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continued
Artisanal and small-scale mining (ASM)
operations, where individuals and a growing
number of organised groups mining
informally and sometimes illegally, either
on previously mined areas or in some cases
on sites belonging to AngloGold Ashanti, is
a material concern to the Company. Many
of these people are subsistence miners,
working in dangerous conditions to earn a
living. Others, though, are part of collectives,
mining for larger operatives, with little
respect for safety or the environment.
The COVID-19 pandemic may lead to social
unrest as depressed economies see more
people looking to earn an income. This, and the
impact of climate change and political instabilities
in some areas, leading to the displacement of
communities, may lead to a rise in informal ASM
and illegal mining. We have long advocated for
increased efforts in the formalisation of ASM,
helping to educate and provide safer work
environments and alternative avenues for the
people around our mines to secure a living.
At Siguiri in Guinea, illegal mining activities in our
concessions remain. We work with local and
regional authorities, community leaders and other
stakeholders to assist in mitigating or reducing
this risk to communities and our operations. In
the year, our active pits remained clear of illegal
mining mainly because of the Memorandum
of Understanding signed with the community
and authorities in late 2019, a positive outcome
achieved through comprehensive stakeholder
engagement at all levels.
We have invested heavily in earthworks
and revegetation to rehabilitate sites but
we continue to experience disturbances of
rehabilitated land by artisanal miners. Of a
total of 532.34 ha rehabilitated at Siguiri,
115.61 ha has been disturbed by artisanal
mining activities. About 160 ha of the total
area has been used in a project to create other
avenues for income and cashew trees have
been planted as part of a cashew farm project
(http://www.aga-reports.com/20/sr#stories).
We are working to limit ASM risk at Siguiri
and have initiated a multi-stakeholder ASM
formalisation process, which is being led by the
Guinean government. The Siguiri Social and
Security project aims to address ASM/illegal
mining, community upliftment and associated
activities. During 2020, Siguiri made positive
progress, evidenced by ongoing positive
dialogue and minimal business disruptions.
In Tanzania, Ghana, Mali and Colombia,
we are part of ongoing multi-stakeholder
initiatives to advance co-existence
and formalisation.
Our approach is aligned to the Intergovernmental
Forum (IGF) on Mining, Minerals, Metals
and Sustainable Development 2013 policy
framework, and its 2017 guidance document
to help governments implement strategies to
regulate ASM.
To achieve advances in formalisation and
reduce the risk to people and our business, we
will continue to cooperate with governments,
communities, civil society, the private sector
and international bodies, focusing on dialogue
with all stakeholders, with the goal of helping
to support sustainable futures for communities
around our operations.
ARTISANAL AND
SMALL-SCALE MINING
P R I O R I T I S E D     S D G s
“ We cooperate with
governments, communities,
civil society, the private
sector and international
bodies to support sustainable
futures for communities
around our operations.”
Tanzania – Geita
GRI /
SASB /
Policies and standards
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Our approach to integrated closure
management seeks to ensure that our
activities minimise adverse impacts on
people, the environment and broader
society. Our Closure Planning Standard was
established to set a consistent benchmark
across all our operations and ensure multi-
disciplinary identification and management
of current and future closure risks and
liabilities in a manner that adds value.
Planning for closure requires a multi-focused
approach, which takes into account related
social, economic, environmental and
governance issues. The social impact of closure
is perhaps the least understood and potentially
the most difﬁcult element to gauge and manage
effectively. AngloGold Ashanti recognises the
importance of fostering and contributing to
resilient and self-sustaining communities over
the entire lifecycle of mining operations.
Economic considerations are integral to integrated
closure planning, exploring and capitalising on
economic succession planning throughout the
entire mining lifecycle – from design, through
operations and beyond closure.
From an environmental point of view, we
continue to ensure that all our operations have
closure plans that comply with all applicable
laws, regulations and requirements. In line with
contributing towards the SDG 15, we continue
to conduct environmental assessments and
ensure investment in post-closure rehabilitation
both for purposes of land restoration and
biodiversity enhancement. During 2020,
Geita mine’s Closure Plan was approved by
the National Mine Closure Committee with a
condition for the Geological Survey of Tanzania
and the State Mining Corporation to carry out
feasibility studies for processing the old TSF. The
geochemical, geotechnical and hydrogeological
risk assessments of the old TSF, which predates
the current Geita mine, were initiated. Before the
South Africa assets were sold to Harmony, the
closure plans were updated and consolidated with
the objective of aligning them with the Financial
Provisioning Regulations 2015, published under
National Environmental Management Act (NEMA),
for submission in June 2021.
Planning at the early stages
Our greenﬁelds projects take into account
closure considerations and the related costs of
feasibility reports. For brownﬁelds exploration,
incremental closure activities and associated
costs arising from any project are documented,
using the operation’s existing closure plan
as a baseline and as a source of relevant
rates. We are also establishing an integrated
business planning process that seeks to better
integrated ESG matters into mine planning and
execution. The process will establish stage
gates, incorporate trigger points and enable
a multi-disciplinary decision making. During
2020, our Quebradona project in Colombia
presented the future mine’s progressive
closure plan to the National Licensing
Agency, as contained in the Environmental
Impact Assessment (EIA). This included the
Biodynamic Park designs for the observatory,
mist trapper and nursery.
MATERIAL ISSUES
/ CROSS-CUTTING
continued
INTEGRATED
CLOSURE
P R I O R I T I S E D     S D G s
“ Planning for closure
requires a multi-focused
approach, which considers
social, economic,
environmental and
governance issues.”
Ghana – Obuasi
GRI /
SASB /
Policies and standards
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MATERIAL ISSUES
/ CROSS-CUTTING
continued
Integrated closure
Land use and rehabilitation
We understand that our use of mining land is
temporary, and it is our responsibility to ensure
that land disturbed during our activities may
be safely restored and protected, with minimal
impact, beyond our mining activities. We
continue to implement rehabilitation measures
where we have disturbed land and where
portions of our tenements will not be mined,
we seek to free up those portions of land for
alternative use.
With the re-establishment of our Obuasi mine
in Ghana, the Closure Consultative Committee
(CCC) which comprises AngloGold Ashanti, the
Minerals Commission and the Environmental
Protection Agency (EPA) and Local Assembly
and Traditional Authorities was established.
The Committee serves as an advisory body
providing strategic guidance and tracking of
rehabilitation and closure work.
During 2020, the CCC had oversight of the
completion of rehabilitation work at the Eaton
Turner Shaft and Tailings Treatment Plant area
which covers an area of about 40 hectares.
The project was initiated in June 2019 and was
completed in August 2020. The EPA conﬁrmed
in September 2020 that land use completion,
as speciﬁed in the mine’s Reclamation Security
Agreement (RSA), had been attained.
Geita made good progress with implementing
its 2020 rehabilitation plan, with 184 hectares
of land reproﬁled and revegetation started.
Addressing the social and
economic aspect
Central to our values is to ensure that, after
closure, we leave communities better off. This
is in acknowledgement of AngloGold Ashanti’s
lasting legacy in these communities and how
this is woven into the fabric of the local society.
We seek to be part of the development of
resilient communities able to respond, adapt
and thrive despite signiﬁcant challenges,
including mine closure. Most operations are the
primary source of community livelihoods and
contribute to strengthening the supply chain,
which is an important social and economic
element of creating alternative livelihoods.
Given the complexity of the social aspect of
closure, we continue to explore this aspect as
we take a broader view of our socio-economic
development initiatives. See more on pages
5 and 32.
Case study
Successful trial farm at Old Tailings
Storage Facility at Iduapriem
The development and execution of a closure
plan is intrinsic in the planning and during
the operation of any AngloGold Ashanti
project. Planning for closure is part of a
wider development plan and until approval
has been given by the relevant authorities,
progress on any new operation cannot
begin. Adhering to these regulations is key
in providing security and comfort for host
governments and communities, underpinning
our role as a responsible mining Company.
As part of the Iduapriem Mine plan in
Ghana we saw another element of the
closure plan fall into place this year with
the successful operation of a trial farm on
part of what is known as the Old Tailings
Storage Facility (OTSF), a rehabilitated site
at the Mine. The rehabilitation was aimed at
enhancing ecological processes to achieve a
stabilised environment which could support
plant growth.
Members of the host community were hired as
contract workers on the farm and the hope is
that these employees will cultivate the crops
under supervision, developing the skills and
knowledge needed to manage and cultivate
the land after it goes back to the community.
The team introduced good agriculture
practices, such as pest and disease control,
nutrient management systems, artiﬁcial
pollination and grafting or budding.
The success of the demonstration farm
assures host communities that the land will
be productive for agriculture at closure of the
mine and beyond.
The OTSF, having been successfully
reclaimed for the past 20 years, met the
requirement of the Reclamation Security
Agreement (RSA) between Iduapriem Mine
and Ghana’s Environmental Protection
Agency (EPA).
Of the total land area of 100 hectares, about
8.5 hectares was prepared for the trial farm.
Crops, such as palm oil, cocoa, maize and
vegetables (pepper, carrots, cucumber,
lettuce, cabbage) were cultivated to test the
regenerative potential of the land to support
agriculture.
The RSA stipulates the criteria for crops
under cultivation should survive for three
successive cycles, which the crops grown on
OTSF did.
2016
2017
2018
2019
2020
Total amount of land disturbed and not yet rehabilitated
(ha)
27,202
26,176
26,354
25,738
25,881
2016
2017
2018
2019
2020
Total amount of land rehabilitated
(ha)
4,787
4,925
5,238
5,063
5,243
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Mining is a long-term business, and so our
strategy aims to create sustained value over
the period of our mining operations and
beyond. This involves careful allocation of
resources to actively manage our activities,
as we try to mitigate negative impacts
from our operations and ensure positive
outcomes. We look to continually improve
the value proposition we provide to our
hosts and investors, creating more
growth opportunities.
Our strategy also takes into consideration the
environment in which we operate. The global
macro-economic, geopolitical, and ﬁnancial
landscapes, as well as the location of our
operations and their speciﬁc political and social
dynamics, all affect our ability to create value
and grow over the long term.
Externally, AngloGold Ashanti was primarily
affected by:
•
The COVID-19 pandemic
•
Global macro-economic outlook
•
Growing climate crisis and pressure to
decarbonise
•
Increasingly rigorous regulatory
requirements
•
Increasing stakeholder expectations
•
Pressure from international credit ratings
In response to these issues, we have worked to
mitigate the impact of disruptions, operational
or otherwise, due to COVID-19 (see more on
pages 23-24). We have also sought to manage
variables within our control and renewed our
emphasis on ‘Operational Excellence’ initiatives
to optimise operating processes and reduce
costs, while ensuring our workforce is fully
engaged and appropriately skilled.
Our response to the growing climate crisis
is outlined on page 52 and includes the
establishment of a Climate Change working
group to focus on related strategy and transition
processes, to develop metrics and targets, and
oversee implementation.
We engage constructively with governments,
local stakeholder groups and regulators to
optimise the shared value beneﬁts derived
from the ore body among stakeholders.
See more about how we monitor regulatory
changes to ensure compliance on pages 63-
67. We also engage with our stakeholders to
better understand their needs, manage their
expectations and to maintain our social licence
to operate. In doing so, we ensure responsible
corporate citizenship in line with our values and
improve our ESG performance.
See more in
Our external operating context in
the Integrated Report
MATERIAL ISSUES
/ GOVERNANCE
BUSINESS
SUSTAINABILITY
AND GROWTH
P R I O R I T I S E D     S D G s
Fundição
“ Renewed emphasis on
initiatives to optimise
operating processes and
reduce costs.”
GRI /
SASB
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Regulatory and political risks remained
one of the top material issues facing the
Company and escalated dramatically during
the year, marked by a complex interplay
between political, economic and social
factors globally in the face of the COVID-19
pandemic. The geopolitical landscape is
fast-changing, characterised by increased
economic instability, exacerbated
inequalities and high levels of social
discontent and activism. As we navigate
through this landscape, we are guided in
our approach by our Corporate Governance
principles, structures and processes
including our government relations policy.
While we are confronted with multiple
stakeholder demands and expectations, we
seek to build and maintain trusting, mutually
beneﬁcial relationships with governments at
national, regional and local levels, communities
and the society at large. The signiﬁcance of these
relationships has grown as we are confronted
with the impacts COVID-19 pandemic. So, too
has our emphasis on continued engagement
with our stakeholders, who are crucial in building
sustained mutual cooperation, managing
expectations and meaningfully contributing to
societies where we operate.
As national governments struggle with
balancing health imperatives against declining
economic outlook and rising societal anxieties,
a prolonged global recession will remain a
top risk. Public debt is anticipated to reach
record highs as countries deploy assistance
and stimulus packages. Most governments are
likely to face increasingly burdened budgets
and increasing taxes may be the future option
for governments to plug deﬁcits. We recognise
that governments the world over, not only
in emerging markets, might look for ways
to stimulate their economies by speeding
up mining investment and activity as other
sectors – like tourism, travel and commercial
real estate – are adversely affected by the
pandemic and associated lockdowns.
Worsening unemployment – especially amongst
the youth – coupled with declining government
support could fuel social unrest and populism.
Now more than ever, many governments are
adopting nationalistic policies to maximise the
political and economic beneﬁts from their mining
and energy sectors in the form of increased
taxation, in-country beneﬁciation, contract
renegotiation, forced equity transfers, restrictions
on exports and expropriations. During 2020, the
gold mining sector in particular beneﬁted from
strong commodity market prices, which will
further fuel expectations. At AngloGold Ashanti,
we aim to continue creating and sharing value
through sustainable beneﬁts to the communities
and countries in which we operate.
Regulatory uncertainty, coupled with increasing
demands placed on mining companies drives
perceptions of escalating risk. Whilst navigating
through the regulatory uncertainty, compliance
with the laws of countries in which we operate
or have interests or listings, is critical to
maintaining both our legal and social licence to
operate and we are committed to transparency,
due process and the rule of law. Our group
compliance function provides active oversight of
compliance across the Company, and provides
guidance where potential or actual matters
arise (refer to page 22). We seek to engage
MATERIAL ISSUES
/ GOVERNANCE
continued
NAVIGATING
REGULATORY AND
POLITICAL RISKS
P R I O R I T I S E D     S D G s
“ Through monitoring
the political landscapes
and working with our
stakeholders to understand
and manage legislative and
political change, we secure
our licence to operate.”
Guinea – Siguiri
GRI /
SASB /
Policies and standards
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proactively in policy development, regulatory
proposals and conﬂict resolution. We also seek
to explore and strengthen relations with the
intergovernmental organisations such as the
Intergovernmental Forum on Mining, Minerals,
Metals and the Organisation Organisation for
Economic Co-operation and Development
(OECD) as they develop global normative
standards which provide guiding frameworks to
national policy choices.
Navigating the regulatory sphere
AngloGold Ashanti’s geographical spread
makes its legal and regulatory environment
diverse and complex. Given the critical
importance of compliance in building a
sustainable business, group compliance plays
an essential role in coordinating compliance with
laws and regulations, standards and contractual
obligations and in assisting and advising the
board and management on designing and
implementing appropriate compliance policies
and procedures. Sanctions for failure by the
Company or others acting on its behalf to
comply with these laws, regulations, standards
and contractual obligations could include ﬁnes,
penalties, resignation or removal of ofﬁcers,
imprisonment of ofﬁcers, litigation, and loss of
operating licences or permits, suspensions of
operations and negative effects on AngloGold
Ashanti’s reported ﬁnancial results and
possible reputational damage. Such sanctions
could have a material adverse impact on the
Company’s ﬁnancial condition and operational
results. AngloGold Ashanti adheres strictly to
legislative and regulatory requirements, including
several external and voluntary standards. See
page 12.
During 2020, group Compliance undertook
activities aimed at enhancing the Company’s
governance. Key among these activities were:
•
the global roll-out of the anti-bribery and anti-
corruption online training to all employees with
computer access including governance body
members.
More information in our
data tables.
•
a bespoke AngloGold Ashanti course on anti-
bribery and anti-corruption was completed by
non-executive directors of our entities in the
respective jurisdictions in Africa Region and
agents and intermediaries.
•
a group COVID-19 Donations Guideline
was developed to provide guidance and
ensure that the donations are made in
line with safeguards and risk mitigation
measures (on bribery, corruption, and fraud)
to be adhered to by sites when making
COVID-19 donations. This Guideline was
communicated globally to all General
Managers and Senior Finance Managers.
•
continued development of a compliance
programme aligned with “best practice”
principles identiﬁed by, among others, bodies
responsible for the prosecution of violations
of key extra-territorial legislation such as the
US Foreign Corrupt Practices Act, and that
are adaptable at an operational level
to enhance the effectiveness of the
compliance framework.
•
investigations into high-risk issues,
including certain whistleblowing and
related investigations
•
continued implementation of a risk-based
third party due-diligence process for both
suppliers and agents/intermediaries
•
regular assessment of the automated
registers for group gifts, hospitality and
sponsorship and conﬂicts of interest
•
additional efforts to provide automated access
to track and monitor compliance with laws
and regulations, including self-certiﬁcation
processes and legal registers, by country.
•
business units were assessed for risks
related to bribery and corruption in 2020,
including a virtual assessment as part of
our combined assurance audit programme.
As with any multi-national extractives
organisation that operates in high-risk
jurisdictions, risks were identiﬁed related to
our suppliers, agents and intermediaries,
interactions with government ofﬁcials,
procurement generally, conﬂicts of interest,
giving and receiving gifts, etc. Group
Compliance has speciﬁc measures to
assess, manage and mitigate each of these
risks, with a variety of policies, procedures,
trainings, messaging, communications, etc.
as part of a holistic “best practices” anti-
corruption programme.
In line with AngloGold Ashanti’s values, we
continuously monitor our supply chain to
mitigate risks associated with ESG principles.
As part of our approach toward continuous
improvement in these areas, AngloGold Ashanti
initiated a risk analysis of its supply chain in
the fourth quarter of 2020 to deﬁne areas
of potential exposure and develop a multi-
year action plan. As a subset of the broader
AngloGold Ashanti Human Rights Framework,
Modern Slavery has been identiﬁed as a critical
area of focus, and AngloGold Ashanti is formally
kicking off a project in March 2021 to conduct a
global assessment of its external supply chain.
We will be partnering with a market leading
service provider to add third-party due diligence
and expertise in the effort to accelerate our
response in this area. A data driven approach
will be deployed to analyse supplier locations
and segmentation of spend globally, and identify
“hot spots” where risk may be more prevalent.
As an output of the exercise, AngloGold Ashanti
will build a more comprehensive plan to address
potential Modern Slavery risks moving forward.
Navigating the
socio-political sphere
By monitoring the political landscapes in the
countries in which we operate, and working
with our stakeholders to understand and
manage legislative and political changes, we
secure our licence to operate. We carry out
this work through transparent platforms in our
government relations framework. During 2020,
our government relations discipline undertook
further work to commence the development
of a handbook and toolkit designed to ensure
a systematic approach to risk management,
whilst fostering greater consistency, structure,
and rigour within our approach on the
MATERIAL ISSUES
/ GOVERNANCE
continued
Navigating regulatory and political risks
64
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MATERIAL ISSUES
/ GOVERNANCE
continued
Navigating regulatory and political risks
ground. We engage regularly with national
governments, elected leaders, departmental
experts and regional and local ofﬁcials, as well
as with broader civil society and multilateral
institutions. Our engagement is essential
for meeting regulations and participating in
approval processes.
By building our understanding of countries’
political frameworks and monitoring change,
while assessing risk and potential impact on our
business, we build relations that underpin the
future of our operations. We assess and track
risk proﬁles through our six strategic focus areas:
•
societal contribution as a responsible citizen
•
value chain strengthening and
local procurement
•
innovative business and operating
model design
<IR>
•
leveraging off existing capabilities for
economic succession
•
skills development, localisation and
talent management
•
meaningful communication and engagement.
Societal contribution as a
responsible citizen
We believe that acting ethically and
demonstrating transparency at all times is
a foundation of stakeholder capitalism and
corporate citizenship, driven not only by shared
value creation, but by values. Over several years
AngloGold Ashanti – like many of our peers –
have made it a priority to improve the quality of
our corporate citizenship and strengthen our
social licence to operate. We ensure participation
in multilateral initiatives aimed at addressing
sustainability matters through the UN SDGs, the
African Union 2063 Agenda, and the National
Development Plans of countries where we
operate. They provide a framework for us to work
and live harmoniously with our stakeholders.
We have a well-developed internal governance
system, starting with the board and ﬂowing
down in clear pathways through our business,
ensuring compliance with external codes of
practice, but also with our own set of standards
and policies. We appreciate that an elaborate
architecture of standards and policies is rarely
enough for any organisation. We continue
to improve on our engagement with our
stakeholders, particularly the people who live
beyond the mine fence.
AngloGold Ashanti has in place mechanisms
such as our whistle-blowing hotline and
site-speciﬁc grievance processes for both
employees, stakeholder and communities
at large to report concerns related to non-
compliance to legislation, fraud, bribery
and corruption, human right infringements,
environmental matters, etc.
In 2020, AngloGold Ashanti maintained its
whistleblowing platform, administered by a third-
party, to which all employees, directors, ofﬁcers
and external parties have access via hotlines,
email and web facilities. Reporting is anonymous
unless the reporter speciﬁcally chooses to
disclose their identity. All concerns are carefully
investigated, and feedback is provided to the
person raising the concern. Whistleblowing
results are communicated to the Audit and Risk
Committee on a quarterly basis. Whistleblowing
plays a key role in giving credence to the
board’s commitment to ethical leadership and
responsible corporate citizenship.
In order to strengthen the credibility of our
Whistleblowing process, in 2020, the following
initiatives were undertaken:
•
Group Compliance and Group Internal
Audit developed and rolled-out a refresher
whistleblowing Investigations training
aimed at strengthening the whistleblowing
investigations process and recommunicating
the conduct of investigators when
investigating matters to ensure the highest
level of integrity and to uphold AngloGold
Ashanti values.
•
Group Compliance and Group Internal
Audit collaborated to manage the impact of
COVID-19 on the whistleblowing process
through ensuring amongst others:
•
that as part of managing their response
to this emergency, our service provider
(Tip-Offs Anonymous) implemented
a remote service and is committed to
achieving full availability and to ﬁelding
all calls as they receive them. We were
proactive in implementing ad-hoc testing
of the whistleblowing channels to ensure
that they are stable even during a crisis.
•
in fulﬁlment of our commitment to the
whistleblowing process, we continued
to investigate all the cases and were
in constant communication with ﬁeld
investigators to understand their limitations
and provide support where required. All
investigations ﬂowing from reports raised
against senior management, i.e. vice-
president and above, were overseen by the
Serious Concerns Committee.
As a member of the Extractive Industries
Transparency Initiative (EITI), the group
reafﬁrmed its commitment to promoting
open and accountable management of
resources, and the reporting of amounts paid
to Government. In previous reports, we have
outlined our tax management strategy, along
with the controls in place to manage the risk
and to provide appropriate oversight and
governance. During the year, we continued
to exercise diligence and transparency in
line with our group Tax Management Policy.
This has included open and transparent
reporting consistent with the ICMM principles
and position statement on transparency of
mineral revenues, our value-added statement
represents of the value created and shared
during 2020 (also see our commitment to
transparency in taxes and payments to
government on page 66).
Whilst developing our corporate social
investments, we seek to establish and prioritise
initiatives in line with the objectives in the
National Development Plans. This ensures that
we work collaboratively advance the national
plans in education, local procurement, local
employment and infrastructure development
amongst other focus areas.
Value chain strengthening
and local procurement
Value chain strengthening and increasing the
local proportion of products and services
65
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MATERIAL ISSUES
/ GOVERNANCE
continued
Navigating regulatory and political risks
used for business activities is another cluster
of national priorities for emerging economies
where speciﬁc targets are often incorporated
into agreements and mine licence requirements.
Our approach and initiatives in support of
a more inclusive procurement regime are
discussed in the material issue on contributing
to resilient, self-sustaining communities. Whilst
seeking to strengthen this area, AngloGold
Ashanti maintains a strict governance policy
across its global procurement organisation
which covers the following:
•
Supplier Self-Assessment Questionnaire –
online forum for registration and disclosure of
supplier information prior to contract award
•
Anti-Bribery and Anti-Corruption Policy – all
employees must sign annually and adhere to
its non-negotiable values.
•
Conﬂict of Interest Policy – all employees
sign annually and must disclose any conﬂicts
related to procurement related activities.
Suppliers must disclose conﬂicts of interest
related to ownership and government
relationships as well.
Our local procurement policy places an emphasis
on partnering with locally-owned and operated
companies, and where possible, international
ﬁrms are requested to establish themselves in-
country or through a local joint venture.
This policy reinforces our commitment to
local host communities, but also increases
transparency of procurement practices in-country.
Speciﬁc targets are set to drive continuous
improvement in local procurement for each
African country, while recognising that capacity
building in each jurisdiction takes time.
Payments to government ($ million)
2020
2019
2018
2017
2016
Argentina 130.8 131.3 112.5 151.7 89.8
Australia 129.2 94.7 82.5 74.0 84.1
Brazil 138.6 109.1 107.4 126.0 129.1
Colombia 12.3 11.1 9.7 11.8 11.8
DRC 70.6 69.8 32.5 27.8 26.1
Ghana
1
1
161.9 86.2 47.5 37.7 26.1
Guinea 53.0 32.7 78.3 100.2 40.5
Mali 25.8 19.9 25.5 24.7 33.5
South Africa 63.5 79.5 91.3 118.1 106.3
Tanzania
2
2
326.1 190.0 168.1 141.0 133.3
USA 4.2 5.0 4.7 7.7 6.2
1
Increase is mainly due to higher earnings resulting in higher tax and royalties payments when compared to 2019.
2
Increase is mainly due to higher earnings resulting in higher tax, royalties and withholding taxes paid on dividends when compared to 2019.
Ghana – Obuasi
66
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Overview / Leadership messages / Strategy /
>
Material issues / Report assurance

MATERIAL ISSUES
/ GOVERNANCE
continued
Navigating regulatory and political risks
Our commitment to transparency
in taxes and payments to
governments
We are transparent in disclosing taxes paid
to governments, per country, in our ﬁnancial
statements
<AFS>
. AngloGold Ashanti has, for
the last three years, complied with country-by-
country reporting to the South African Revenue
Service (SARS), which includes proﬁts, taxes
paid, number of employees and assets per
country. SARS may share this information with
other revenue authorities around the world.
External auditors perform detailed veriﬁcation
audits on our revenues, proﬁts, tax, transfer
pricing, and cashﬂows and any illicit
ﬂows would be detected and reported as
irregularities. Management controls over these
areas are evaluated on a quarterly basis.
We are also a member of the ICMM, which
through its Tax Working group, is advocating
the adoption of a project by the Global
Sustainability Standards Board (GSSB),
whose objective is to develop new, speciﬁc
disclosures related to tax and payments to
governments, with signiﬁcant proposals,
including the GRI standards on tax reporting
(see GRI207 here www.globalreporting.org)
.
This will include country-by-country tax
reporting, including qualitative statements
relating to our approach to tax planning, the
board’s involvement in tax and our approach
to engagement with tax authorities globally.
AngloGold Ashanti is currently well positioned
in preparing to comply with the standard.
Managing requests by government departments
and government ofﬁcials is a key compliance
risk at AngloGold Ashanti. This risk is managed
through, among other things, group policies,
site-speciﬁc procedures, online and face-
to-face training, quarterly books & records
review of payments, on-site compliance risk
assessments, and awareness raising through
briefs, newsletters and other communications.
There are a number of country-speciﬁc
procedures to address risks and to manage
how we interact with government ofﬁcials
and other stakeholders and to ensure
accurate books and records for payments
to government departments/government
ofﬁcials/key stakeholders. There are also
government payment procedures and petty
cash policies that align to country-speciﬁc
policies and procedures.
In 2020, group Compliance continued to
strengthen controls to prevent and detect
risks (including fraud, bribery and corruption
risks) in respect of these payments.
In 2020, AngloGold Ashanti continued to
adopt a risk-based approach to the vetting
of third-party agents and intermediaries and
requires them to adhere to anti-bribery and
corruption policies and procedures, including
in relation to payments to government
ofﬁcials. There is a speciﬁc group-wide
procedure in place, the Procedure on
Engagement of Agents and Government
Intermediaries, and there are also site-
speciﬁc procedures around payments to
government ofﬁcials.
Review of processes in relation to the
above procedures form part of the site
reviews conducted by group Compliance
during combined assurance reviews and
specific formal MoUs with governments
with respect to security, customs and
bullion, boxing and shipment are in place,
where applicable.
On a quarterly basis, sites report on payments
to the country/regional audit committees and
information is consolidated for reporting to the
Serious Concerns Committee and the SES
Committee for transparency.
Fundição
67
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Material issues / Report assurance

Assurance
We made a formal commitment statement
in our 2019 Sustainability Report to comply
with the ICMM Mining Principles and WGC’s
Responsible Gold Mining Principles, and
to progressively improve in our sustainable
development performance. In 2020, we
embarked on a project to assess corporate
level compliance by reviewing our Group
policies, procedures, standards and practices
against the ICMM Mining Principles and
WGC’s Responsible Gold Mining Principles.
A site-based self-assessment program will be
implemented across the group during 2021.
Internal audits will provide internal assurance on
this process, and the independent veriﬁcation of
the 2021 performance will be undertaken by an
external assurance provider. The Sustainability
Report tracks the local procurement spend as
a percentage of total spend per country for the
past ﬁve years. These ﬁgures and reports are
audited by internal and external audit.
We have engaged EY to undertake an assurance
engagement for selected sustainability KPIs
and related disclosures in this report. This was
done with reference to ICMM requirements
contained in the ICMM Sustainable Development
Framework Assurance Procedure (ICMM
Requirements) and the GRI Standards.
Certain of the Employee Safety KPIs for this
reporting period ended 31 December 2020
were changed to enable reporting of these
KPIs on a disaggregated basis, to show the
2020 performance information for Continuing
Operations and Discontinued Operations.
The external assurance of these disclosures
is for the Discontinued South Africa and
Mali operations (Date of discontinuation
30 September 2020 for South Africa and
30 December 2020 respectively). See page
73 Assurance Report Appendix and data tables
(http://www.aga-reports.com/20/download/
AGA-SR20-workbook.xls)
.
The Discontinued Operations performance
information comprises the information for the
discontinued South Africa and Mali operations.
Reference to page 9, where dates of disposals
are captured.
Group Internal Audit provided assurance for
the 2020 sustainability reporting in terms of the
Group Internal Audit Charter as approved by
the Company’s Audit and Risk Committee. The
audits were performed in accordance with the
Institute of Internal Auditors’ Standards for the
Professional Practice of Internal Audit.
Internal assurance includes a programme of
combined assurance assessments, comprising
site visits and reviews, undertaken during the
course of the year. These assessments determine
the validity, accuracy and completeness of the
sustainability information and data.
REPORT ASSURANCE
102-56
Tanzania – Geita
“ We have engaged EY to
undertake an assurance
engagement for selected
sustainability KPIs and related
dis closures in this report.”
68
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To the directors of AngloGold
Ashanti Limited
Assurance Statement
Reasonable assurance
In our opinion:
•
In relation to the selected sustainability
performance information and related
disclosures identiﬁed below presented in
AngloGold Ashanti Limited’s (AngloGold
Ashanti’s) Sustainability Report for the year
ended 31 December 2020 (the Report),
is prepared in all material respects, in
accordance with AngloGold Ashanti
management’s measurement and reporting
criteria applied for preparing that information.
•
In relation to AngloGold Ashanti’s reporting
in relation to the ICMM Information
Disclosure Requirements for Subject Matter
3, AngloGold Ashanti has implemented
systems and approaches to manage its
material sustainability risks and opportunities
in respect of the sustainability performance
information, in all material respects.
and
Limited assurance
Based on the procedures we have performed
and the evidence we have obtained, nothing has
come to our attention that causes us to believe:
•
In relation to the selected sustainability
performance information identiﬁed below
(limited assurance sustainability performance
information), that the information presented
in the Report is not prepared, in all material
respects, in accordance with AngloGold
Ashanti management’s measurement and
reporting criteria applied for preparing
that information.
•
In relation to AngloGold Ashanti’s reporting in
relation to the ICMM Information Disclosure
Requirements for Subject Matter 1, that
AngloGold Ashanti’s sustainability policies
are not aligned in all material respects to
ICMM’s 10 SD Principles and any mandatory
requirements set out in ICMM Position
Statements.
•
In relation to AngloGold Ashanti’s reporting in
relation to the ICMM Information Disclosure
Requirements for Subject Matter 2, that
AngloGold Ashanti has not disclosed, in
all material respects, its material risks and
opportunities based on its own review of the
business and the views and expectations of
its stakeholders.
•
In relation to AngloGold Ashanti’s self-declared
assertion on page 9 of the Report that the
Report is presented in accordance with the
“core-level” GRI Standards, that AngloGold
Ashanti has not complied in all material
respects with the relevant GRI Standard
requirements for making that assertion.
•
In relation to AngloGold Ashanti’s self-
declared assertion that management has
made a commitment to comply with the
ICMM Performance Expectations and has
commenced with the self-assessment
process.
•
In relation to AngloGold Ashanti’s self-declared
assertion that management has made a
commitment to comply with the World Gold
Council (WGC) Responsible Gold Mining
Principles (RGMPs) and has commenced with
the self-assessment process.
This conclusion is to be read in the context
of what we say in the remainder of our
assurance report.
Scope of work
The scope of our work was limited to
performing our assurance engagement for the
following information
Reasonable assurance
Our reasonable assurance engagement
was performed in respect of the following
sustainability performance information
presented in the Report:
•
Information disclosed with reference to the
ICMM Requirements for Subject Matter 4
(AngloGold Ashanti’s reported performance
for a selection of identiﬁed material
Sustainable Development (SD) risks and
opportunities), as set out in Annexure A and
prepared in accordance with management’s
measurement and reporting criteria
(managements criteria); and
•
The ICMM Information Disclosure
Requirements in respect of Subject Matter
3 (Existence and status of implementation
of systems and approaches that AngloGold
Ashanti is using to manage selected identiﬁed
material SD risks and opportunities’).
Limited Assurance
Our limited assurance engagement was
performed in respect of the following
sustainability performance information
presented in the Report:
•
Information disclosed with reference to the
ICMM Requirements for Subject Matter 4
(AngloGold Ashanti’s reported performance
for a selection of identiﬁed material risks
and opportunities), as set out in Annexure
A and prepared in accordance with
management’s criteria.
•
The ICMM Information Disclosure
Requirements in respect of:
• Subject Matter 1 (Alignment of AngloGold
Ashanti’s sustainability policies to
ICMM’s 10 SD Principles and any
mandatory requirements in ICMM Position
Statements); and
• Subject Matter 2 (AngloGold Ashanti’s
material SD risks and opportunities
based on its own review of the business
and the views and expectations of its
stakeholders’).
•
AngloGold Ashanti’s self-declared assertion
that the Report is “in-accordance with” the
core-level GRI Standards.
The selected sustainability performance
information prepared and presented in
accordance with management’s criteria, are
marked with the symbols or respectively
on the relevant pages of the Report where they
appear. Management’s criteria applied to report
the information are set out in the Report can be
found at
www.aga-reports.com/20/sr
.
Our scope of work does not include
coverage of data sets or information unrelated
to the data and information underlying the
Selected Information, information reported
outside of the Report, and information relating
to prior periods or comparisons against
historical data.
INDEPENDENT ASSURANCE REPORT
For selected sustainability performance information reported in AngloGold Ashanti Limited’s Sustainability Report for the year ended 31 December 2020
69
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INDEPENDENT ASSURANCE REPORT
continued
Understanding the reporting and
measurement approach
The reported sustainability performance
information and related disclosures need to be
read and understood together with AngloGold
Ashanti management’s criteria applied for
preparation of the information, for which
AngloGold Ashanti is solely responsible.
The absence of a signiﬁcant body of established
practice on which to draw to evaluate and
measure non-ﬁnancial performance information
allows for different, but acceptable, measurement
and reporting techniques and can affect
comparability between entities and over time.
Qualitative interpretations of relevance, materiality
and the accuracy of data are subject to individual
assumptions and judgements. In addition, the
precision of different measurement techniques
may vary. Carbon emissions quantiﬁcation
is subject to inherent uncertainty because
of incomplete scientiﬁc knowledge used to
determine emissions factors and the values
needed to combine emissions of different gases.
Professional Standards Applied and
Level of Assurance
We performed our assurance engagement
in accordance with International Standard
on Assurance Engagements 3000 (Revised)
Assurance Engagements other than Audits and
Reviews of Historical Financial Information, and,
in respect of the greenhouse gas emissions,
in accordance with International Standard on
Assurance Engagements 3410 Assurance
Engagements on Greenhouse Gas Statements,
issued by the International Auditing and
Assurance Standards Board.
Inherent limitations
Inherent limitations of assurance engagements
include use of selective testing of the
information being examined, which means that
it is possible that fraud, error or non-compliance
may occur and not be detected in the course
of performing the engagement. Accordingly,
there is some risk that a material misstatement
may remain undetected. Further, our assurance
engagement is not designed to detect fraud or
error that is immaterial.
Where AngloGold Ashanti’s reporting of the
selected sustainability performance information
relies on factors derived by independent third
parties, our assurance work has not included
examination of the derivation of those factors
and other third-party information.
Our Independence and Quality
Control
We have complied with the Code of Ethics
for Professional Accountants issued by the
International Ethics Standards Board for
Accountants as well the Code of Professional
Conduct for Registered Auditors issued
by the Independent Regulatory Board for
Auditors, which includes independence and
other requirements founded on fundamental
principles of integrity, objectivity, professional
competence and due care, conﬁdentiality and
professional behaviour.
In accordance with International Standard on
Quality Control 1, Quality Control for Firms
that Perform Audits and Reviews of Financial
Statements, and other Assurance and
Related Service Engagements, we maintain
a comprehensive system of quality control
including documented policies and procedures
regarding compliance with ethical requirements,
professional standards and applicable legal and
regulatory requirements. Our work was carried
out by an independent and multi-disciplinary
team with experience in sustainability
performance and carbon emissions.
Summary of work performed
An assurance engagement undertaken in
accordance with ISAE 3000 (Revised) and
ISAE 3410 involves assessing the suitability
of management’s measurement and reporting
criteria applied to report the selected
sustainability performance information with
reference to relevant circumstances, and
planning and performing our work in order to
consider the risk of material misstatement of the
selected sustainability performance information,
whether due to fraud or error.
Our procedures included:
•
Reviewing AngloGold Ashanti’s activities,
processes and documents at group-level
that support the assertions and claims
made in the Report, including in respect
of the selected sustainability performance
information.
•
Made inquiries of relevant AngloGold Ashanti
executives and management to obtain an
understanding of the following matters as
relevant to the AngloGold governance and
accountability arrangements for reporting
its material environmental, social and
governance issues:
•
adoption and implementation of
recommended practices aligned to the
King IV Code Principles including for
reporting AngloGold Ashanti’s sustainability
performance to the Board and for
ensuring the integrity of reported
performance information;
•
management’s process to identify
AngloGold Ashanti’s material environmental
and social issues, and to establish
performance targets for those issues and
monitor performance achieved; and
•
the control environment, information
systems and relevant control activities
applied to compile information from
relevant data sources for reporting the
sustainability performance information, and
for monitoring the integrity of the reported
information presented in the Report (but
not for purpose of evaluating the design
of particular control activities, obtaining
evidence about their implementation or
testing their operating effectiveness).
•
Evaluated the design of AngloGold Ashanti’s
control environment including key structures,
systems, processes and controls at group-
level for managing, recording and reporting
the Selected Information and internal
assurance processes applied thereto. This
included completing desktop reviews of
site level data, selected on the basis of their
inherent risk and materiality to the group, to
understand the key processes and controls
for reporting site performance data and to
obtain supporting information.
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INDEPENDENT ASSURANCE REPORT
continued
•
Assessed the disclosure and presentation
of the selected sustainability performance
information in the Report, including whether it
is consistent with our overall knowledge and
experience of AngloGold Ashanti’s approach
to management and reporting on its material
environmental and social issues.
•
Based on results obtained from our
procedures performed (see below
for reasonable and limited assurance
elements of the engagement), preparing
our assurance statement for inclusion in
the Report. The format and content of
our assurance statement aligns with the
requirements of ISAE3000 (Revised) and
ISAE3410.
Reasonable assurance
•
For the relevant sustainability performance
information (listed in Appendix A) we:
•
Tested application of management’s
criteria to the reported information on a
sample basis;
•
Performed analytical procedures to evaluate
the relevant data generation and reporting
processes against management’s criteria;
•
Inspected supporting documentation on a
sample basis to corroborate the statements
of management and senior executives in
our interviews; and
•
Evaluated the reasonableness and
appropriateness of signiﬁcant estimates
and judgements made by the directors in
preparing the sustainability performance
information.
•
Established and documented the existence
and status of implementation of systems
and approaches that AngloGold Ashanti
uses to manage selected identiﬁes risks
and opportunities related to its sustainability
performance (ICMM Subject Matter 3).
Limited assurance
•
For the selected sustainability performance
information (listed Appendix A) we:
•
Interviewed management and senior
executives to obtain an understanding of the
internal control environment, risk assessment
process and information systems relevant
to reporting sustainability performance
information and selected identiﬁed material
sustainability risks and opportunities;
•
Performing limited tests of detail on the
selected performance information, on
a selective basis, as part of assessing
whether (i) the data has been appropriately
measured, recorded, collated and reported;
and (ii) activities set out by management are
appropriately evidenced and reported; and
•
Performing analytical procedures to evaluate
the relevant data generation and reporting
processes against management’s criteria.
•
Reviewed AngloGold Ashanti’s policies and
management standards to determine their
alignment with the ICMM’s 10 Principles and
Position Statements (ICMM Subject Matter 1);
and
•
Evaluated processes to understand how
AngloGold Ashanti performs its own
review of the business and of the views
of its stakeholders to assess its material
sustainability risks and opportunities to inform
its sustainability reporting (ICMM Subject
Matter 2).
•
Examined the GRI content index prepared
by management to assess whether
management has complied with all the GRI
Standards requirements for presenting the
Report in accordance with the core-level GRI
Standards, to obtain limited assurance about
management’s assertion to that effect.
•
Obtained evidence in relation to AngloGold
Ashanti’s self-declared assertion that
management has made a commitment
to comply with the ICMM Performance
Expectations and has commenced with the
self-assessment process.
•
Obtained evidence in relation to AngloGold
Ashanti’s self-declared assertion that
management has made a commitment
to comply with the World Gold Council
(WGC) Responsible Gold Mining Principles
(RGMPs) and has commenced with the self-
assessment process.
The procedures we performed were based on
our professional judgement.
AngloGold Ashanti’s
responsibilities
The Directors of AngloGold Ashanti are
responsible for:
•
establishing objective Reporting Criteria that
are suitable for preparing and reporting the
Selected Information in the Report, including
in consideration of the information needs of
the intended report users.
•
appropriate and accessible disclosure of
AngloGold Ashanti’s basis for preparation
of its 2020 sustainability performance
information, including the Selected
Information.
•
designing, implementing and maintaining
internal controls over information relevant to
the preparation of the Selected Information
that are free from material misstatement,
whether due to fraud or error.
•
measuring and reporting the Selected
Information based on the Reporting Criteria.
•
supporting our performance of a high-
quality, effective and efﬁcient assurance
engagement, including through enabling our
timely access to information, documentation
and management personnel required for our
assurance work.
•
in relation to application of the GRI Standards
to preparation of the Report, ensuring the
Report is prepared in accordance with the
GRI Reporting Principles and the “core-level”
GRI Standards.
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INDEPENDENT ASSURANCE REPORT
continued
Our responsibilities
We are responsible for:
•
planning and performing the engagement to
obtain –
• Reasonable assurance: reasonable
assurance as the basis for our opinion
on whether the selected sustainability
performance information and related
disclosures are prepared in accordance
with management’s criteria, in all material
respects; and
• Limited assurance: limited assurance as
the basis for our conclusion on whether
anything has come to our attention that
causes us to believe that the limited
assurance sustainability performance
information and related disclosures are
prepared in accordance with management’s
criteria, in all material respects.
and
•
reporting our opinion and conclusion,
respectively, in our assurance report
addressed to the Directors.
A limited assurance engagement is
substantially less in scope than a reasonable
assurance engagement in relation to both
the risk assessment procedures, including
an understanding of internal control, and the
procedures performed in response to the
assessed risks. Consequently, the level of
assurance obtained in a limited assurance
engagement is substantially lower than
the assurance that would be obtained for
performing a reasonable assurance engagement.
Accordingly, in respect of the sustainability
performance information covered by our limited
assurance conclusion, we do not express a
reasonable assurance opinion about whether that
information is prepared, in all material respects, in
accordance with management’s criteria.
Our assurance report does not extend to
any disclosures or assertions relating to
management’s future performance plans,
forward-looking statements or strategies
disclosed in the Report.
Other matters
Our report, including our opinion/conclusions,
has been prepared solely for the Board of
Directors of AngloGold Ashanti in accordance
with the agreement between us and for
no other purpose. We permit this report to
be published in AngloGold Ashanti’s 2020
Sustainability Report to be published online at
[http://www.aga-reports.com/20/]
, to assist
the Directors in responding to their governance
responsibilities by obtaining an independent
assurance report in connection with the
selected sustainability performance information.
To the fullest extent permitted by law, we
do not accept or assume responsibility to
anyone other than the Board of Directors and
AngloGold Ashanti for our work or for our report
and the conclusion contained therein. We
agree to publication of our assurance report
within AngloGold Ashanti’s Report provided it
is clearly understood by recipients or readers
of the Report that they enjoy such receipt for
information only and that we accept no duty
of care to them whatsoever in respect of our
assurance report.
Maintenance and integrity of AngloGold
Ashanti’s website is the responsibility of
AngloGold Ashanti’s management. Our
procedures did not involve consideration of
these matters and, accordingly we accept no
responsibility for any changes to either the
selected sustainability performance information
as reported, or our independent assurance
report that may occur subsequent to the initial
date of publication of the Report on AngloGold
Ashanti’s website.
Ernst & Young Inc.
Director - Dawid Petrus Venter
Registered Auditor
Chartered Accountant (SA)
102 Rivonia Road
Sandton
26 March 2021
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INDEPENDENT ASSURANCE REPORT
continued
Appendix A:
List of the selected sustainability performance information (KPIs) in the scope of the assurance engagement
Selected KPIs*
Management’s Measurement and Reporting Criteria
Sustainability Report
page reference
GRI disclosure
Level of assurance
Type of injury and rates of injury and number of work-related fatalities*
•
All Injuries number
•
Fatality Rate per 1 million hours*
•
All injury frequency rate per 1 million hours*
•
Lost Time Injury Frequency per 1 million hours*
*
Note: Only in-scope for continuing operations.
6, 31 403-2
Occupational diseases (Number of new Silicosis / TB / NIHL
cases)
•
Number of new cases of Silicosis
•
Number of new cases of Pulmonary Tuberculosis
•
Number of new cases of Noise-induced Hearing Loss (NIHL)
27 403-2
Workers with high incidences or high risk of diseases related to their occupation (Number of new Malaria cases & MLTIFR)
•
Number of new Malaria Cases
•
Malaria Lost Time Injury Frequency Rate (MLTIFR) per 1 million hours
23 - 27 403-3
Community investment (CSI)
•
Total Community Investment based on site speciﬁc policies, in USD 36 201-1
Proportion of Senior Management hired from the local
community at signiﬁcant locations of operation
•
Percentage of senior management hired from the local community
Disclosed in data
tables
202-2
Proportion of spending on locally-based suppliers at
signiﬁcant locations of operation
•
Proportion of spending on local suppliers at signiﬁcant locations of operation, in USD
South Africa = Total spend on Black Economic Empowerment (BEE)
entities / (Total procurement spend – Total exclusions)
Other sites = Total spend on local suppliers / (Total procurement spend –
exclusions)
Where “local supplier” refers to a business that provides a product or service to the AngloGold Ashanti based in the same geographical market as the AngloGold Ashanti and no trans-national payments to the supplier are made. The geographical deﬁnition of local may include the community surrounding operations, a region within a country, or a country
36 204-1
Energy intensity
•
Report the intensity ratio for Total Energy expressed as Total Energy in
GJ per tonne of ore treated.
7, 53 302-3
*
Note: AngloGold Ashanti’s measurement and reporting criteria applied to report this sustainability information in the 2020
Sustainability Report are publicly available at the following website link:
http://www.aga-reports.com/20
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INDEPENDENT ASSURANCE REPORT
continued
Selected KPIs*
Management’s Measurement and Reporting Criteria
Sustainability Report
page reference
GRI disclosure
Level of assurance
Total water withdrawal by source
•
Total water withdrawal from surface water in megalitres
•
Total water withdrawal from groundwater in megalitres
•
Total water obtained from service providers in megalitres
51 and disclosed in
the data tables
303-1
Operational sites owned, leased, managed in or adjacent to
protected areas and areas of high biodiversity value outside protected areas
•
Position in relation to Protected or High Biodiversity Value area
•
Geographic location of operational site near or in Protected or High
Biodiversity Value area
•
Size of operational site near or in Protected or High Biodiversity
Value area
Disclosed in data
tables
304-1
Total greenhouse gas (GHG) emissions
•
Greenhouse Gas Emissions (Scope 1 and 2) in tonnes CO2-e in line with the GHG Protocol.
53 305-1
•
Report the intensity
ratio for Total
GHG emissions
expressed as Total
GHG Emissions in
tonnes of CO2-e
per tonne of ore
treated.
305-2
GHG emissions intensity
•
Intensity ratio for Total GHG emissions (Scope 1 and 2) expressed as
Total GHG Emissions in tonnes of CO2-e per tonne of ore treated.
53 305-4
Total water discharge by quality and destination
•
Water Discharge Volume in megalitres
•
Water Discharge Conductivity
•
Water Discharge pH
•
Water Discharge Destination
51 and disclosed in
the data tables
306-1
Total number and volume of signiﬁcant spills
•
Total number and volume of signiﬁcant spills in kilolitres
Disclosed qualitatively
on pages 47-49
306-3
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INDEPENDENT ASSURANCE REPORT
continued
Selected KPIs*
Management’s Measurement and Reporting Criteria
Sustainability Report
page reference
GRI disclosure
Level of assurance
Total weight of waste by type and disposal method
•
Weight of other hazardous waste disposed offsite / onsite / recycled, including Flourescent tubes, Chemical and Solvent waste reported in tonnes.
•
Weight of battery waste disposed offsite / onsite / recycled reported in tonnes
•
Volume of hydrocarbon waste disposed onsite / offsite / recycled reported in tonnes.
•
Mass of offsite or onsite landﬁlled general waste reported in tonnes.
•
Mass of recycled ferrous metal waste reported in tonnes
•
Mass of recycled non-ferrous metal waste reported in tonnes.
Disclosed in data
tables
306-2
Monetary value of signiﬁcant ﬁnes and total number of non-
monetary sanctions for non-compliance with environmental
laws and regulations
•
Number of non-monetary sanctions for non-compliance with
environmental laws and regulations
•
Value of signiﬁcant ﬁnes paid for non-compliance with environmental laws and regulations in USD
Disclosed in data
tables
307-1
Total amounts of overburden, rock, tailings, and sludges and their associated risks
•
Tonnage of tailings deposited (Million tonnes)
•
Tonnage of waste rock placed (Million tonnes)
Disclosed in data
tables
MM3
Amount of land (owned, or managed) disturbed or
rehabilitated
•
Total land disturbed and not yet rehabilitated opening balance in hectares
•
Total amount of land rehabilitated to date in hectares
•
Total amount of land disturbed and not yet rehabilitated closing balance in hectares
•
Total amount of land newly rehabilitated within the reporting period to agreed upon end use in hectares
•
Total amount of land newly disturbed within the reporting year in hectares
61 and disclosed in
data tables
MM1
Number of operations with Closure plans
•
Number of company operations that have closure plans
Disclosed in data
tables
MM10
75
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>
Report assurance

INDEPENDENT ASSURANCE REPORT
continued
Selected KPIs*
Management’s Measurement and Reporting Criteria
Sustainability Report
page reference
GRI disclosure
Level of assurance
Number (and percentage) or company operating sites where
ASM takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these
risks
•
Number (and %) of company operating sites where artisanal and small-scale mining (ASM) takes place on, or adjacent to, the site; the associated risks and the actions taken to manage and mitigate these risks
Disclosed in data
tables
MM8
The extent to which grievance mechanisms were used
to resolve disputes relating to land use, customary rights
of local communities and Indigenous Peoples, and the
outcomes.
•
The extent to which grievance mechanisms were used to resolve disputes relating to land use, customary rights of local communities and Indigenous Peoples, and the outcomes
33 MM7
Sites where resettlement took place, including number of
households affected
•
Sites where resettlements took place, the number of households resettled in each, and how their livelihoods were affected in the process
33, 34 MM9
Percentage of security personnel trained in the organisation’s policies and procedures concerning aspects of human rights
(VPSHR) that are relevant to operation
•
% of security personnel who have received formal training in human rights policies
•
Report whether training requirements apply to third party organizations providing security personnel
58 410-1
Percentage and total number of operations that have been
subject to human rights reviews and/or impact assessments
•
Percentage of operations that have been subject to human rights reviews and/or impact assessments
•
Total number of operations that have been subject to human rights reviews and/or impact assessments
Disclosed qualitatively
on page 58
412-1
Percentage of new suppliers that were screened using
labour practices / human rights impacts criteria
•
% of new suppliers that were screened using labour practices criteria
•
% of new suppliers that were screened using human rights criteria
58 414-1
Number of grievances about human rights impacts / impacts
on society ﬁled, addressed and resolved through formal
grievance mechanisms
•
Total number of grievances ﬁled through formal grievance mechanisms
•
Number of grievances about Human Rights impacts / impacts on society ﬁled, addressed, and resolved
Disclosed in data
tables
103-2
76
AngloGold Ashanti Limited <SR> 2020
Overview / Leadership messages / Strategy / Material issues /
>
Report assurance

INDEPENDENT ASSURANCE REPORT
continued
Selected KPIs*
Management’s Measurement and Reporting Criteria
Sustainability Report
page reference
GRI disclosure
Level of assurance
Signiﬁcant actual and potential negative human rights
impacts in the supply chain and actions taken (3rd party
incidents / injuries / fatalities related to security interventions)
•
Signiﬁcant actual and potential negative human rights impacts in the supply chain and actions
7, 58 414-2
Number of strikes and lockouts exceeding 1 weeks duration,
by country
•
Number of strikes and lockouts exceeding 1 week’s duration, by country
Disclosed in data
tables
MM4
Programmes for skills management and lifelong learning that
support the continued employability of employees and assist
them in managing career endings
•
Programmes for skills management and lifelong learning that support the continued employability of employees and assist them in managing career endings
38 404-2
Royalties and taxes paid to government in terms of
Extractive Industries Transparency Initiative (EITI) Principles
•
Taxation paid to local government authorities, in USD
•
Royalties relates to fees paid on revenue/turnover or proﬁts payable to the Government or Revenue Authorities, based on a ﬁxed or variable percentage and is not part of development and other levies paid to improve skills and regional infrastructure.
7, 66 and disclosed
in data tables
201-1
Material SD risks and opportunities and views and
expectations of stakeholders
•
Material SD risks and opportunities and views and expectations of stakeholders
11, 20
ICMM Subject Matter
2
77
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Report assurance

www.anglogoldashanti.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2021
AngloGold Ashanti Limited
By: /s/ M M L MOKOKA________
Name:
M M L MOKOKA
Title:
Group Company Secretary